Exhibit 99.2

EXECUTION VERSION

TRINITY BIOTECH INVESTMENT LIMITED, as Issuer

TRINITY BIOTECH PLC, as Guarantor

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

4.00% Exchangeable Senior Notes due 2045

INDENTURE

Dated as of April 9, 2015

i

INDENTURE, dated as of April 9, 2015, among Trinity Biotech Investment Limited, an exempted limited liability company incorporated under the laws of the Cayman Islands, as issuer (the “Company”), Trinity Biotech plc, a public limited company incorporated under the laws of Ireland, as Guarantor (the “Guarantor”), and Wilmington Trust, National Association, a national banking association, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company has duly authorized the creation of an issue of the Company’s 4.00% Exchangeable Senior Notes due 2045 (the “Notes”) guaranteed on a senior unsecured basis by the Guarantor, having the terms, tenor, amount and other provisions hereinafter set forth, and, to provide therefor, has duly authorized the execution and delivery of this Indenture; and

WHEREAS, all things necessary to make the Notes and the Guarantee, when duly executed by the Company and the Guarantor, respectively, and authenticated and delivered hereunder and duly issued by the Company and the Guarantor, respectively, the legal, valid and binding obligations of the Company and the Guarantor, respectively, in accordance with the terms of the Notes and this Indenture, have been done and performed, and the execution of this Indenture and the issue hereunder of the Notes have in all respects been duly authorized;

NOW, THEREFORE, THIS INDENTURE WITNESSETH, for and in consideration of the premises and the purchases of the Notes by the Holders thereof, it is mutually agreed, for the benefit of the Company, the Guarantor and the Trustee and the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1.

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01 Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein”, “hereof”, “hereunder” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other Subdivision. The word “or” is not exclusive and the word “including” means including without limitation. The terms defined in this Article include the plural as well as the singular.

“Act” has the meaning specified in Section 1.03 hereof.

“Additional Amounts” has the meaning specified in Section 5.12 hereof.

“Additional Interest” means all amounts, if any, payable pursuant to Section 5.08 and Section 6.03 hereof.

“Additional Notes” means any Notes (other than the Initial Notes) issued under this Indenture in accordance with Section 2.01 hereof, with the same terms as the Initial Notes.

“Additional Shares” has the meaning specified in Section 4.06(a) hereof.

“ADR” means an American Depositary Receipt, evidencing one or more ADSs, issued pursuant to the Deposit Agreement.

“ADS” means an American Depositary Share, issued pursuant to the Deposit Agreement, representing four Ordinary Shares of the Guarantor as of the date of this Indenture and deposited with the ADS Custodian.

“ADS Custodian” means the Dublin, Ireland office of A.I.B. Custodial Services, with respect to the Deposit Agreement, or any successor thereto.

“ADS Depositary” means The Bank of New York Mellon, a New York banking corporation, as depositary for the ADSs.

“ADS Price” has the meaning specified in Section 4.06(c) hereof.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent Members” has the meaning specified in Section 2.06(b) hereof.

“Applicable Procedures” means, with respect to any matter at any time, the policies and procedures of a Depositary, if any, that are applicable to such matter at such time.

“Applicable Taxes” has the meaning specified in Section 5.12 hereof.

“Authenticating Agent” means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Notes.

“Bankruptcy Law” means Title 11 of the United States Code (or any successor thereto) or any similar federal or state law for the relief of debtors.

“Benefited Party” has the meaning specified in Section 12.01 hereof.

“Board of Directors” means either the board of directors of the Company or any duly authorized committee of that board.

“Board Resolution” when used with reference to the Company or the Guarantor, as applicable, means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company or the Guarantor, as applicable, to have been duly adopted by the Board of Directors or the Guarantor’s Board of Directors, as applicable, and, in each case, to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or to be closed.

“Capital Stock” means, for any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) the equity of such Person, but excluding any debt securities convertible or exchangeable into such equity.

“Clause A Distribution” has the meaning specified in Section 4.04(c) hereof.

“Clause B Distribution” has the meaning specified in Section 4.04(c) hereof.

“Clause C Distribution” has the meaning specified in Section 4.04(c) hereof.

“Close of Business” means 5:00 p.m., New York City time.

“Code” has the meaning specified in Section 5.12(a)(i)(E) hereof.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act.

“Common Equity” of any Person means the Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“common stock” includes any stock of any class of Capital Stock which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the issuer thereof and which is not subject to redemption by the issuer thereof.

“Company” has the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 9, shall include its successors and assigns.

“Company Order” means a written request or order signed in the name of the Company by an Officer thereof.

“Corporate Trust Office” means, with respect to the office of the Trustee, the designated corporate trust office of the Trustee, which office at the date hereof is located at 50 South Sixth Street, Suite 1290, Minneapolis, Minnesota 55402 Attention: Trinity Biotech Investment Limited Administrator, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

“corporation” means a corporation, association, joint stock company, limited liability company or business trust.

“Custodian” means the Trustee, as custodian with respect to the Notes (so long as the Notes constitute Global Notes), or any successor entity.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deposit Agreement” means the deposit agreement, dated October 21, 1992, among the Guarantor, the ADS Depositary and all holders from time to time of the ADRs issued thereunder or, if amended or supplemented as provided therein, as so amended or supplemented.

“Depositary” means, with respect to the Notes issuable or issued in the form of a Global Note, the Depository Trust Company or the Person designated as Depositary by the Company pursuant to the applicable provisions of this Indenture until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, “Depositary” as used with respect to the Notes of any such series shall mean the Depositary with respect to the Notes of that series.

“Distributed Property” has the meaning specified in Section 4.04(c) hereof.

“Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America that is legal tender for the payment of public and private debts at the time of payment.

“Effective Date” means, with respect to a Fundamental Change or a Make-Whole Fundamental Change, as applicable, the date such Fundamental Change or Make-Whole Fundamental Change, as applicable, occurs or becomes effective.

“event” has the meaning specified in the definition of Fundamental Change in Section 1.01 hereof.

“Event of Default” has the meaning specified in Section 6.01 hereof.

“Ex-Dividend Date” means, with respect to the Ordinary Shares or the ADSs, the first date on which the Ordinary Shares or the ADSs, as applicable, trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

“Excess ADSs” has the meaning specified in Section 4.03(h) hereof.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Exchange Agent” has the meaning specified in Section 5.02 hereof.

“Exchange Date” has the meaning specified in Section 4.02(b) hereof.

“Exchange Notice” has the meaning specified in Section 4.02(b) hereof.

“Exchange Obligation” has the meaning specified in Section 4.01(a) hereof.

“Exchange Price” means, in respect of each Note, as of any date, $1,000 divided by the Exchange Rate in effect on such date.

“Exchange Rate” means initially 45.1488 ADSs per $1,000 principal amount of Notes, subject to adjustment as set forth herein.

“Expiring Rights” means any rights, options or warrants to purchase Ordinary Shares or ADSs that expire on or prior to the Maturity Date.

“Form of Assignment and Transfer” means the “Form of Assignment and Transfer” attached as Attachment 4 to the Form of Note attached hereto as Exhibit A.

“Form of Fundamental Change Purchase Notice” means the “Form of Fundamental Change Purchase Notice” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Form of Notice of Exchange” means the “Form of Notice of Exchange” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

“Form of Put Right Repurchase Notice” means the “Form of Put Right Repurchase Notice” attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

“Free Trade Date” means the date that is one year after the Last Original Issue Date of the applicable Notes.

“Free Transferability Certificate” means a certificate substantially in the form attached hereto as Exhibit B.

“Freely Tradable” means, with respect to any Notes, that such Notes are eligible to be sold by a Person who is not an Affiliate of the Company or the Guarantor (within the meaning of Rule 144) and has not been an Affiliate of the Company or the Guarantor (within the meaning of Rule 144) during the immediately preceding 90 days without any volume or manner of sale restrictions under the Securities Act.

“Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(1) any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act), other than the Guarantor or its Subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such Person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Guarantor’s Ordinary Shares representing more than 50.0% of the voting power of the Guarantor’s Common Equity;

(2) the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares or ADSs (other than changes resulting from a subdivision or combination) pursuant to which the Ordinary Shares or ADSs would be converted into, or exchanged for, stock, other securities, other property or assets, (B) any share exchange, consolidation, merger or similar event involving the Guarantor pursuant to which the Ordinary Shares or ADSs will be converted into or exchanged for, cash, securities or other property (any such share exchange, consolidation, merger, similar event, transaction or series of transactions being referred to in this clause (B) as an “event”) or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Guarantor and its Subsidiaries, taken as a whole, to any Person other than one or more of the Guarantor’s wholly owned Subsidiaries; provided that any such event described in clause (B) above where the holders of the Guarantor’s voting shares immediately prior to such event own, directly or indirectly, more than 50% of the voting shares of the continuing or surviving person or transferee or the parent thereof immediately after such event and such holders’ proportional voting power immediately after such transaction vis-à-vis each other with respect to the securities they receive in such transaction will be in substantially the same proportions as their respective voting power vis-à-vis each other immediately prior to such transaction will not constitute a Fundamental Change under such clause (B);

(3) the Guarantor’s shareholders approve any plan or proposal for the liquidation or dissolution of the Guarantor; or

(4) ADSs (or other Ordinary Shares or Ordinary Share interests into which the Notes are then exchangeable) cease to be listed on any of The New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or their respective successors);

provided, however, that in the case of a transaction or event described in clause (1) or (2) above, if at least 90% of the consideration received or to be received by holders of Ordinary Shares, ADSs or the Guarantor’s Common Equity, as the case may be (excluding cash payments for any fractional ADS) in the transaction or transactions that would otherwise constitute a “Fundamental Change” consists of American depositary shares, shares of common stock or other Common Equity interests that are traded on any of The New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or their respective successors) or that will be so traded when issued or exchanged in connection with the transaction that would otherwise constitute a “Fundamental Change” under clause (1) or (2) above, and as a result of such transaction or transactions, the Notes become exchangeable into such consideration, excluding cash payments for fractional ADSs, such event shall not be a “Fundamental Change”.

If any transaction in which the Ordinary Shares or ADSs are replaced by the securities of another entity occurs, following completion of any related Make-Whole Fundamental Change period and any related Fundamental Change Purchase Date, references to the Company or the Guarantor in the definition of Fundamental Change above will apply to such other entity instead.

“Fundamental Change Company Notice” has the meaning specified in Section 3.02(a) hereof.

“Fundamental Change Expiration Time” has the meaning specified in Section 3.03(a) hereof.

“Fundamental Change Purchase Date” has the meaning specified in Section 3.01 hereof.

“Fundamental Change Purchase Notice” has the meaning specified in Section 3.03(a) hereof.

“Fundamental Change Purchase Price” has the meaning specified in Section 3.01 hereof.

“GEM” has the meaning specified in Section 5.13 hereof.

“Global Note” means a Note evidencing all or part of a series of Notes, issued to the Depositary for such series or its nominee, and registered in the name of such Depositary or nominee.

“Group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Commission.

“Guarantee” means the full and unconditional senior unsecured guarantee provided by the Guarantor in respect of the Notes as made applicable to the Notes in accordance with the provisions of Section 12.01 hereof.

“Guarantee Obligations” has the meaning specified in Section 12.01 hereof.

“Guarantor” means the corporation named as the “Guarantor” in the first paragraph of this Indenture, and, subject to the provisions of Article 9 and Section 4.07, shall include its successors and assigns.

“Guarantor’s Board of Directors” means either the board of directors of the Guarantor or any duly authorized committee of that board.

“Holder” means the Person in whose name a Note is registered in the Register.

“Indenture” means this Indenture as amended or supplemented from time to time.

“Initial Notes” has the meaning specified in Section 2.01 hereof.

“Initial Purchasers” means the “Purchasers” listed in Schedule III to the Purchase Agreement.

“Interest Payment Date” means, with respect to the payment of interest on the Notes, each April 1 and October 1 of each year, beginning on October 1, 2015.

“Issue Date” means, with respect to any Note, the first date of original issuance of such Note (and not, for the avoidance of doubt, the date of issuance of any Note issued in whole or in part upon registration or transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 2.05, 2.06, 2.07, 2.08, 2.09, 2.11 or 3.07).

“Last Original Issuance Date” means, with respect to any Note, the last date of original issuance of such Note. For purposes of this definition, (A) the Last Original Issue Date of Notes issued on the Issue Date or issued pursuant to the exercise of Initial Purchasers’ option to purchase additional Notes as set forth in the Purchase Agreement (and any Notes issued in exchange therefor or in substitution thereof) will be the Issue Date (or, if later, the last date any Notes are originally issued pursuant to the exercise of such option); and (B) the Last Original Issue Date of any other Notes (and any Notes issued in exchange therefor or in substitution thereof) will be the date such Notes are originally issued (or, if later, the last date any Notes are originally issued as part of the same offering pursuant to the exercise of an option granted to the initial purchasers of such Notes to purchase additional Notes).

“Last Reported Sale Price” per ADS for any Trading Day means the closing sale price per ADS (or, if no closing sale price is reported, the average of the last bid and last ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on that Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the ADSs are traded. If the ADSs are not listed for trading on a U.S. national or regional securities exchange on the relevant Trading Day, the “Last Reported Sale Price” will be the last quoted bid price for the ADSs in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the ADSs are not so quoted, the “Last Reported Sale Price” will be the average of the mid-point of the last bid and last ask prices for the ADSs on the relevant Trading Day from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose, which may include one of the Initial Purchasers. Any such determination will be conclusive absent manifest error.

“Make-Whole Fundamental Change” means any event that (i) is a Fundamental Change (subject to any exceptions or exclusions to the definition thereof) or (ii) would be a Fundamental Change, but for the proviso in clause (2) of the definition of “Fundamental Change.”

“Make-Whole Premium” has the meaning specified in Section 11.02 hereof.

“Market Disruption Event” means, if the ADSs are listed for trading on The NASDAQ Global Market or listed on another U.S. national or regional securities exchange, the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any Scheduled Trading Day of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the ADSs or in any options contracts or futures contracts relating to the ADSs.

“Maturity Date” means April 1, 2045.

“Note” or “Notes” has the meaning specified in the first paragraph of the Recitals of this Indenture.

“Notice of Default” has the meaning specified in Section 6.01(f) hereof.

“Offer Expiration Date” has the meaning specified in Section 4.04(e) hereof.

“Officer” means, with respect to the Company or the Guarantor, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, a Vice President (whether or not designated by a number or word or words added before or after the title “Vice President”), the Treasurer, an Assistant Treasurer, the Corporate Secretary or the Controller of the Company or the Guarantor, as applicable.

“Officer’s Certificate” means a certificate signed by an Officer and delivered to the Trustee.

“Open of Business” means 9:00 a.m., New York City time.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of, or counsel for, the Company or an Affiliate of the Company.

“Ordinary Shares” means “A” ordinary shares of the Guarantor, par value $0.0109 per share, at the date of this Indenture, subject to Section 4.07.

“Outstanding” means, subject to Section 13.04, with respect to the Notes, any Notes authenticated by the Trustee except (i) Notes cancelled by it, (ii) Notes delivered to it for cancellation, (iii) Notes paid pursuant to Section 2.09 hereof and (iv)(A) Notes replaced pursuant to Section 2.09 hereof, on and after the time such Note is replaced (unless the Trustee and the Company receive proof satisfactory to them that such Note is held by a bona fide purchaser), (B) Notes exchanged pursuant to Article 4 hereof, on and after their Exchange Date, (C) any and all Notes, as of the Maturity Date, if the Paying Agent holds, in accordance with this Indenture, money sufficient to pay all of the Notes then payable, and (D) any and all Notes owned by the Company, the Guarantor or any other obligor upon the Notes.

“Paying Agent” means any Person authorized by the Company to pay the principal amount of, any premium on, interest on, or the Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price on, any Notes on behalf of the Company.

“Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Physical Notes” means permanent certificated Notes in definitive, fully registered form issued in denominations of $200,000 principal amount and integral multiples of $1,000 in excess thereof.

“Preliminary Offering Circular” means the Preliminary Offering Circular dated March 25, 2015, related to the offering of the Initial Notes.

“Purchase Agreement” means that certain Purchase Agreement, dated April 2, 2015, among the Company, the Guarantor and the representative of the Initial Purchasers, on behalf of the Initial Purchasers.

“Put Right Company Notice” has the meaning specified in Section 3.10(b) hereof.

“Put Right Repurchase Date” has the meaning specified in Section 3.10(a) hereof.

“Put Right Repurchase Expiration Time” has the meaning specified in Section 3.10(a)(i) hereof.

“Put Right Repurchase Notice” has the meaning specified in Section 3.10(a)(i) hereof.

“Put Right Repurchase Price” has the meaning specified in Section 3.10(a) hereof.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares or ADSs have the right to receive any cash, securities or other property or in which Ordinary Shares or ADSs (or other applicable security) are exchanged for or converted into any combination of cash, securities, or other property (whether such date is fixed by the Guarantor’s Board of Directors, statute, contract or otherwise).

“Redemption Date” means, when used with respect to any Note to be redeemed pursuant to any redemption, the date fixed for such redemption pursuant to this Indenture.

“Redemption Notice” has the meaning specified in Section 11.03 hereof.

“Redemption Price” has the meaning specified in Section 11.02 hereof.

“Reference Property” has the meaning specified in Section 4.07(a) hereof.

“Reference Property Unit” has the meaning specified in Section 4.07(a) hereof.

“Register” and “Registrar” have the respective meanings specified in Section 2.06 hereof.

“Regular Record Date” means, with respect to any Interest Payment Date, March 15 or September 15, as the case may be (whether or not a Business Day), immediately preceding such Interest Payment Date.

“Relevant Taxing Jurisdiction” has the meaning specified in Section 5.12 hereof.

“Reporting Event of Default” has the meaning specified in Section 6.03 hereof.

“Resale Restriction Termination Date” has the meaning specified in Section 2.08(b)(ii) hereof.

“Responsible Officer” when used with respect to the Trustee, means any officer within the corporate trust department or any other successor group of the Trustee, including any vice president, assistant vice president, assistant secretary or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject and who in each case shall have direct responsibility for the administration of this Indenture.

“Restricted Global Note” has the meaning specified in Section 2.08(b)(i) hereof.

“Restricted Note” has the meaning specified in Section 2.07(a)(i) hereof.

“Restricted Notes Legend” has the meaning specified in the Form of Note attached hereto as Exhibit A.

“Restricted ADS” has the meaning specified in Section 2.07(b)(i) hereof.

“Restricted ADS Legend” means a legend substantially in the form set forth in Exhibit C hereto.

“Rule 144” means Rule 144 under the Securities Act (including any successor rule thereto), as the same may be amended from time to time.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the ADSs are listed or admitted for trading. If the ADSs are not listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Share Exchange Event” has the meaning specified in Section 4.07(a) hereof.

“Significant Subsidiary” means, with respect to any Person, a Subsidiary of such Person that would constitute a “significant subsidiary” as such term is defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as in effect on the original date of issuance of the Notes.

“Spin-Off” has the meaning specified in Section 4.04(c) hereof.

“Subsidiary” of any Person means (a) any corporation, association or other business entity other than a partnership of which more than 50% of the outstanding total voting power ordinarily entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or other voting members of the governing body thereof is at the time owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries of such Person or (b) any partnership the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Successor Company” has the meaning specified in Section 9.01(a) hereof.

“Trading Day” means a Scheduled Trading Day on which (i) there is no Market Disruption Event, and (ii) trading in the ADSs generally occurs on The NASDAQ Global Market or, if the ADSs are not then listed on The NASDAQ Global Market, on the principal other U.S. national or regional securities exchange on which the ADSs are then listed or, if the ADSs are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the ADSs are then traded. If the ADSs are not so listed or traded, “Trading Day” means a “Business Day.”

“Trigger Event” has the meaning specified in Section 4.04(c) hereof.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to Section 10.11 hereof, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“U.S.” means the United States of America.

“Valuation Period” has the meaning specified in Section 4.04(c) hereof.

Section 1.02 References to Interest. Any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant hereto. Unless the context otherwise requires, any express mention of the payment of Additional Interest in any provision hereof shall not be construed as excluding Additional Interest in those provisions hereof where such express mention is not made.

Section 1.03 Acts of Holders. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be made, given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of Notes, shall be sufficient for any purpose of this Indenture and (subject to Section 10.01 hereof) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c) The amount of Notes held by any Person executing any such instrument or writings as the Holder thereof, and the numbers of such Notes, and the date of his holding the same, may be proved by the production of such Notes or by a certificate executed, as depositary, by any trust company, bank, banker or member of a national securities exchange (wherever situated), if such certificate is in form satisfactory to the Trustee, showing that at the date therein mentioned such Person had on deposit with such depositary, or exhibited to it, the Notes therein described; or such facts may be proved by the certificate or affidavit of the Person executing such instrument or writing as the Holder thereof, if such certificate or affidavit is in form satisfactory to the Trustee. The Trustee and the Company may assume that such ownership of any Notes continues until (1) another certificate bearing a later date issued in respect of the same Notes is produced or (2) such Notes are produced by some other Person or (3) such Notes are no longer Outstanding.

(d) The fact and date of execution of any such instrument or writing and the amount and number of Notes held by the Person so executing such instrument or writing may also be proved in any other manner that the Trustee deems sufficient; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section 1.03.

(e) The principal amount and serial numbers of Notes held by any Person, and the date of holding the same, shall be proved by the Registrar.

(f) Any request, demand, authorization, direction, notice, consent, election, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

(g) The Company may but shall not be obligated to set a record date for purposes of determining the identity of Holders of any Outstanding Notes of any series entitled to vote or consent to any action by vote or consent authorized or permitted by Section 2.11, 6.02, 6.04, 6.05, 8.02 or 10.10. Such record date shall be not less than 10 nor more than 60 days prior to the first solicitation of such consent or the date of the most recent list of Holders of such Notes furnished to the Trustee pursuant to Section 5.13 prior to such solicitation.

(h) If the Company solicits from Holders any request, demand, authorization, direction, notice, consent, election, waiver or other Act, the Company may, at its option, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other Act, but the

Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, election, waiver or other Act may be given before or after such record date, but only the Holders of record at the Close of Business on the record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the Outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, election, waiver or other Act, and for that purpose the Outstanding Notes shall be computed as of the record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

ARTICLE 2.

THE NOTES

Section 2.01 Title and Terms; Payments.

The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is initially limited to $115,000,000 aggregate principal amount (the “Initial Notes”) except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 2.05, 2.06, 2.07, 2.08, 2.09, 2.11, 3.07 or 4.02. The Company may, from time to time after the execution of this Indenture, without notice to or the consent of the Holders, execute and deliver to the Trustee for authentication Additional Notes with the same CUSIP number as the Initial Notes in an unlimited aggregate principal amount, and the Trustee shall thereupon authenticate and deliver said Additional Notes to or upon receipt of a Company Order, without any further action by the Company hereunder; provided, however, that (1) if any such Additional Notes are not fungible with the Initial Notes for U.S. federal income tax purposes, any such Additional Notes will have one or more separate CUSIP numbers so long as they remain not fungible; (2) such Additional Notes must have the same terms as the Initial Notes (other than issue price and date from which interest shall accrue); and (3) the Trustee must receive an Officer’s Certificate and Opinion of Counsel to the effect that such issuance of Additional Notes complies with the provisions of this Indenture, including each provision of this paragraph, and that such Additional Notes are the legal, valid and binding obligation of the Company.

The Notes shall be known and designated as the “4.00% Exchangeable Senior Notes due 2045” of the Company. The principal amount shall be payable on the Maturity Date.

The principal amount of and premium, if any, on any Physical Notes shall be payable at the Corporate Trust Office and at any other office or agency in the continental United States maintained by the Company for such purpose. Interest on Physical Notes will be payable (i) to Holders holding Physical Notes having an aggregate principal amount of $500,000 or less of Notes, by check mailed to such Holders at the address set forth in the Register and (ii) to Holders holding Physical Notes having an aggregate principal amount of more than $500,000 of Notes, by wire transfer in immediately available funds to an account within the United States designated by such Holder in a written application delivered by such Holder to the Trustee and the Paying Agent not later than the relevant Regular Record Date for such interest payment, which application shall remain in effect until such Holder notifies the Trustee and Paying Agent to the contrary in writing. The Company shall pay or cause the Paying Agent to pay principal of and premium, if any, and interest on, Global Notes in immediately available funds to the Depositary or its nominee, as the case may be, as the registered holder of such Global Note, on each Interest Payment Date, Put Right Repurchase Date, Fundamental Change Purchase Date, Redemption Date or other payment date, as the case may be.

Any Notes repurchased by the Company will be retired and no longer Outstanding hereunder.

Section 2.02 Ranking. The Notes constitute senior unsecured obligations of the Company.

Section 2.03 Denominations. The Notes shall be issuable only in registered form without coupons and in denominations of $200,000 and any integral multiple of $1,000 in excess thereof.

Section 2.04 Execution, Authentication, Delivery and Dating. The Notes shall be executed by manual or facsimile signature on behalf of the Company by any Officer of the Company.

Notes bearing the manual or facsimile signatures of individuals who were at any time an Officer of the Company shall bind the Company, notwithstanding that such individual has ceased to hold such office prior to the authentication and delivery of such Notes or did not hold such office at the date of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes. The Company Order shall specify the amount of Notes to be authenticated, and shall further specify the amount of such Notes to be issued as one or more Global Notes or as one or more Physical Notes. The Trustee in accordance with such Company Order shall authenticate and deliver such Notes as provided in this Indenture and not otherwise.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by an authorized signatory of the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

Section 2.05 Temporary Notes. Pending the preparation of Physical Notes, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Notes that are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the Physical Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Officer executing such Notes may determine, as evidenced by such Officer’s execution of such Notes; provided, that any such temporary Notes shall bear legends on the face of such Notes as set forth in the Form of Note attached hereto as Exhibit A and/or Sections 2.07 and 2.11.

After the preparation of Physical Notes, the temporary Notes shall be exchangeable for Physical Notes upon surrender of the temporary Notes at any office or agency of the Company designated pursuant to Section 5.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Company shall execute and the Trustee shall, upon Company Order, authenticate and deliver in exchange therefor a like principal amount of Physical Notes of authorized denominations. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as Physical Notes.

Section 2.06 Registration; Registration of Transfer and Exchange.

(a) The Company shall cause to be kept at the applicable Corporate Trust Office of the Trustee a register in the continental United States (the register maintained in such office and in any other office or agency designated pursuant to Section 5.02 being herein sometimes collectively referred to as the “Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. The Trustee is hereby appointed “Registrar” (the “Registrar”) for the purpose of registering Notes and transfers of Notes as herein provided.

Upon surrender for registration of transfer of any Physical Note at an office or agency of the Company designated pursuant to Section 5.02 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denomination and of a like aggregate principal amount and tenor, each such Note bearing such restrictive legends as may be required by this Indenture (including the Form of Note attached hereto as Exhibit A and Sections 2.07 and 2.11).

At the option of the Holder and subject to the other provisions of Sections 2.07 and 2.11, Physical Notes may be exchanged for other Notes of any authorized denomination and of a like aggregate principal amount and tenor, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Physical Notes which the Holder making the exchange is entitled to receive.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trustee and the Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing. As a condition to the registration of transfer of any Restricted Notes, the Company or the Trustee may require evidence satisfactory to them as to the compliance with the restrictions set forth in the legend on such Notes.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Company and the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 2.11 not involving any transfer.

Neither the Company nor the Registrar shall be required to exchange or register a transfer of any Note in the circumstances set forth in Section 2.11(a)(iv).

(b) Neither any members of, or participants in, the Depositary (collectively, the “Agent Members”) nor any other Persons on whose behalf any Agent Member may act shall have any rights under this Indenture with respect to any Global Note registered in the name of the Depositary or any nominee thereof, or under any such Global Note, and the Depositary or such nominee, as the case may be, may be treated by the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee as the absolute owner and Holder of such Global Note for all purposes whatsoever. The Trustee shall have no liability, responsibility or obligation to any Agent Members or any other Person on whose behalf Agent Members may act with respect to (i) any ownership interests in the Global Note, (ii) the accuracy of the records of the Depositary or its nominee, (iii) any notice required hereunder, (iv) any payments under or with respect to the Global Note (v) or actions taken or not taken by any Agent Members.

(c) Notwithstanding the foregoing, nothing herein shall prevent the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee from giving effect to any written or electronic certification, proxy or other authorization furnished by the Depositary or such nominee, as the case may be, or impair, as between the Depositary, its Agent Members and any other Person on whose behalf an Agent Member may act, the operation of customary practices of such Persons governing the exercise of the rights of a Holder of any Note. The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and persons that may hold interests through Agent Members, to take any action that a Holder is entitled to take under this Indenture or the Notes.

Section 2.07 Transfer Restrictions.

(a) Restricted Notes.

(i) Every Note (and all securities issued in exchange therefor or substitution thereof) that bears, or that is required under this Section 2.07 to bear, the Restricted Notes Legend will be deemed to be a “Restricted Note.” Each Restricted Note will be subject to the restrictions on transfer set forth in this Indenture (including in the Restricted Notes Legend) and will bear a restricted CUSIP number for the Notes unless such restrictions on transfer are eliminated or otherwise waived by written consent of the Company (including without limitation, by the Company’s delivery of the Free Transferability Certificate as provided herein), and each Holder of a Restricted Note, by such Holder’s acceptance of such Restricted Note, will be deemed to be bound by the applicable restrictions on transfer applicable to such Restricted Note.

(ii) Until the Resale Restriction Termination Date, any Note will bear the Restricted Notes Legend unless:

(A) such Note, was transferred (1) to the Company, the Guarantor or a Subsidiary of the Guarantor (within the meaning of Rule 144) or (2) pursuant to a registration statement that was effective under the Securities Act at the time of such transfer; or

(B) such Note was transferred pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act; or

(C) the Company delivers written notice to the Trustee and the Registrar (including, without limitation, by the Company’s delivery of the Free Transferability Certificate as provided herein) stating that the Restricted Notes Legend may be removed from such Note and all Applicable Procedures have been complied with.

(iii) In addition, until the Resale Restriction Termination Date:

(A) no transfer of any Note will be registered by the Registrar unless the transferring Holder delivers a notice substantially in the form of the Form of Assignment and Transfer, with the appropriate box checked, to the Registrar and such transfer complies with the transfer restrictions set forth in the Restricted Notes Legend; and

(B) the Registrar will not register any transfer of any Note that is a Restricted Note to a Person that is an “affiliate” of the Company or the Guarantor or has been an “affiliate” of the Company or the Guarantor (within the meaning of Rule 144) within the 90 days immediately preceding the date of such proposed transfer.

(iv) On and after the Resale Restriction Termination Date, any Note will bear the Restricted Notes Legend at any time the Company determinates that, to comply with law, such Note must bear the Restricted Notes Legend.

(b) Restricted ADS.

(i) Every ADS that bears, or that is required under this Section 2.07 to bear, the Restricted ADS Legend will be deemed to be a “Restricted ADS”. Each Restricted ADS will be subject to the restrictions on transfer set forth in this Indenture (including in the Restricted ADS Legend) and will bear a restricted CUSIP number, unless such restrictions on transfer are eliminated or otherwise waived by written consent (including, without limitation, by the Guarantor’s delivery of the Free Transferability Certificate as provided herein) of the Guarantor, and each Holder of Restricted ADSs, by such Holder’s acceptance of Restricted ADSs, will be deemed to be bound by the restrictions on transfer applicable to such Restricted ADSs.

(ii) Until the Resale Restriction Termination Date, any ADSs issued upon the exchange of a Restricted Note, will be issued in book-entry form and will bear the Restricted ADS Legend, unless the Guarantor delivers written notice to the Trustee, the Registrar and the ADS Depositary (and/or other transfer agent for the ADSs) stating that such ADSs need not bear the Restricted ADS Legend.

(iii) On and after the Resale Restriction Termination Date, ADSs issued upon exchange of a Restricted Note will be issued in book-entry or certificated form (as determined by the Company) and will bear the Restricted ADS Legend at any time the Guarantor reasonably determines that, to comply with law, such ADSs must bear the Restricted ADS Legend.

(c) As used in this Section 2.07, the term “transfer” means any sale, pledge, transfer, loan, hypothecation or other disposition whatsoever of any Restricted Note, any interest therein or any Restricted ADSs.

Section 2.08 Expiration of Restrictions.

(a) Physical Notes. Any Physical Note (or any security issued in exchange or substitution therefor) that does not constitute a Restricted Note may be exchanged for a new Note or Notes of like tenor and aggregate principal amount that do not bear the Restricted Notes Legend. To exercise such right of exchange, the Holder of such Note must surrender such Note in accordance with the provisions of Section 2.11 and deliver any additional documentation reasonably required by the Company, the Trustee or the Registrar in connection with such exchange.

(b) Restricted Global Notes; Resale Restriction Termination Date.

(i) If, on the Free Trade Date, or the next succeeding Business Day if the Free Trade Date is not a Business Day, any Notes are represented by a Global Note that is a Restricted Note (any such Global Note, a “Restricted Global Note”), the Company will use reasonable efforts to effect an exchange of every beneficial interest in each Restricted Global Note for beneficial interests in Global Notes that are not subject to the restrictions set forth in the Restricted Notes Legend and in Section 2.07 hereof on or prior to the 375th day after the Issue Date.

(ii) To effect such automatic exchange, the Company will (A) deliver to the Depositary an instruction letter for the Depositary’s mandatory exchange process within a period of time that is reasonably likely to result in such exchange occurring on or prior to the 375th day after the Issue Date and (B) deliver to each of the Trustee, the Registrar and the ADS Depositary a duly completed Free Transferability Certificate and an Opinion of Counsel promptly after the Free Trade Date. Such Opinion of Counsel will be to the effect that (i) the Restricted Notes Legend may be removed from all certificates evidencing Restricted Global Notes and all outstanding Notes represented thereby are Freely Tradable and (ii) upon exchange of the Notes, the ADSs issuable upon such exchange and the

Ordinary Shares represented thereby may be issued without restrictive legends and such ADSs and Ordinary Shares may be sold without registration under the Securities Act (provided, in each case, that such opinion may assume compliance by the Holders with the restrictions set forth in the legends on the Notes). The first date on which the Trustee, the Registrar and the ADS Depositary have received the Free Transferability Certificate will be known as the “Resale Restriction Termination Date”.

(iii) Immediately upon receipt of the Free Transferability Certificate by each of the Trustee and the Registrar:

(A) the Restricted Notes Legend will be deemed removed from each of the Global Notes specified in such Free Transferability Certificate and the restricted CUSIP number will be deemed removed from each of such Global Notes and deemed replaced with an unrestricted CUSIP number specified in the relevant Free Transferability Certificate;

(B) the Restricted ADS Legend will be deemed removed from any ADSs previously issued upon exchange of the Notes; and

(C) thereafter, ADSs issued upon exchange of the Notes will be assigned an unrestricted CUSIP number and will not bear the Restricted ADS Legend (except as provided in Section 2.07(b)(iii)) or any similar legend.

(iv) Promptly after the Resale Restriction Termination Date, the Company will provide Bloomberg LLP (if then generally in use) with a copy of the Free Transferability Certificate and will use reasonable efforts to cause Bloomberg LLP (if then generally in use) to adjust its screen page for the Notes to indicate that the Notes are no longer Restricted Notes and are then identified by an unrestricted CUSIP number.

(v) Prior to the Company’s delivery of the Free Transferability Certificate and afterwards, the Company and the Trustee will comply with the Applicable Procedures and otherwise use reasonable efforts to cause each Global Note to be identified by an unrestricted CUSIP number in the facilities of the Depositary by the date the Free Transferability Certificate is delivered to the Trustee and the Registrar or as promptly as possible thereafter.

(vi) Notwithstanding anything to the contrary in Sections 2.08(b)(i), (ii) or (iii), the Company will not be required to deliver the Free Transferability Certificate if it reasonably believes that removal of the Restricted Notes Legend or the changes to the CUSIP numbers for the Notes could result in or facilitate transfers of the Notes in violation of applicable law.

Section 2.09 Mutilated, Destroyed, Lost and Stolen Notes If any mutilated Note is surrendered to the Trustee, the Company shall execute and the Trustee upon Company Order shall authenticate and deliver in exchange therefor a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding. If there shall be delivered to the

Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Note and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless and such other reasonable requirements as may be imposed by the Company as permitted by Section 8-405 of the Uniform Commercial Code have been satisfied, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a good faith purchaser, the Company shall execute and the Trustee upon Company Order shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section 2.09, the Company may require payment by the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section 2.09 in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 2.10 Persons Deemed Owners. Prior to due presentment of a Note for registration of transfer, the Company, the Guarantor, the Trustee, the Registrar and any agent of the Company, the Guarantor, the Trustee or the Registrar may treat the Person in whose name such Note is registered in the Register as the owner of such Note for the purpose of receiving payment of the principal of such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Company, the Guarantor, the Trustee, the Registrar nor any agent of the Company, the Guarantor, the Trustee or the Registrar shall be affected by notice to the contrary.

Section 2.11 Transfer and Exchange.

(a) Provisions Applicable to All Transfers and Exchanges.

(i) Subject to the restrictions set forth in Section 2.07 and this Section 2.11, Physical Notes and beneficial interests in Global Notes may be transferred or exchanged from time to time as desired, and each such transfer or exchange will be noted by the Registrar in the Register.

(ii) All Notes issued upon any registration of transfer or exchange in accordance with this Indenture will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(iii) No service charge will be imposed on any Holder of a Physical Note or any owner of a beneficial interest in a Global Note for any exchange or registration of transfer, but each of the Company, the Trustee or the Registrar may require such Holder or owner of a beneficial interest to pay a sum sufficient to cover any transfer tax, assessment or other governmental charge imposed in connection with such registration of transfer or exchange.

(iv) Unless the Company specifies otherwise, none of the Company, the Trustee, the Registrar or any co-Registrar will be required to exchange or register a transfer of any Note (i) selected for redemption, (ii) that has been surrendered for exchange or (iii) as to which a Fundamental Change Purchase Notice or a Put Right Repurchase Notice, as applicable, has been delivered and not withdrawn, except to the extent any portion of such Note is not subject to the foregoing.

(v) The Trustee will have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(b) In General; Transfer and Exchange of Beneficial Interests in Global Notes. So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, except to the extent required by Section 2.11(c):

(i) all Notes will be represented by one or more Global Notes;

(ii) every transfer and exchange of a beneficial interest in a Global Note will be effected through the Depositary in accordance with the Applicable Procedures and the provisions of this Indenture (including the restrictions on transfer set forth in Section 2.07); and

(iii) each Global Note may be transferred only as a whole and only (A) by the Depositary to a nominee of the Depositary, (B) by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or (C) by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(c) Transfer and Exchange of Global Notes.

(i) Notwithstanding any other provision of this Indenture, each Global Note will be exchanged for Physical Notes if the Depositary delivers written notice to the Trustee and the Company that:

(A) the Depositary is unwilling or unable to continue to act as Depositary; or

(B) the Depositary is no longer permitted under applicable law to continue as Depositary for such Global Note;

and, in each case, the Company promptly delivers a copy of such notice to the Trustee and the Company fails to appoint a successor Depositary within 90 days after receiving notice from the Depositary.

In each such case, each Global Note will be deemed surrendered to the Trustee for cancellation, and the Trustee will cause each Global Note to be cancelled in accordance with the Indenture, and the Company, in accordance with Section 2.04, will promptly execute, and, upon receipt of a Company Order, the Trustee, in accordance with Section 2.04, will promptly authenticate and deliver, for each beneficial interest in each Global Note so exchanged, an aggregate principal amount of Physical Notes equal to the aggregate principal amount of such beneficial interest, registered in such names and in such authorized denominations as the Depositary specifies in writing, and bearing any legends that such Physical Notes are required to bear under Section 2.07.

(ii) In addition, if (x) the Company, in its sole discretion, notifies the Trustee in writing that it wishes to terminate and exchange all or part of a Global Note for Physical Notes and the beneficial owners of the majority of the principal amount of such Global Note (or portion thereof) to be exchanged consent to such exchange, the Company may exchange all beneficial interests in such Global Note (or portion thereof) for Physical Notes by delivering a written request to the Registrar or (y) an Event of Default has occurred with regard to the Notes represented by the relevant Global Note and such Event of Default has not been cured or waived, any owner of a beneficial interest in a Global Note may deliver a written request to the Registrar to exchange such beneficial interest for Physical Notes.

(iii) Physical Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.11(c) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, or, in the case of clause (y) of Section 2.11(c)(ii), the participant, shall instruct the Trustee on behalf of the relevant beneficial owner. Upon execution and authentication, the Trustee shall deliver such Physical Notes to the Persons in whose names such Physical Notes are so registered.

In such case, (A) the Registrar will deliver notice of such request to the Company and the Trustee, which notice will identify the aggregate principal amount of such beneficial interest and the CUSIP number(s) of the relevant Global Note; (B) the Company will, in accordance with Section 2.04, promptly execute, and, upon receipt of a Company Order, the Trustee, in accordance with Section 2.04, will promptly authenticate and deliver, to such owner, for the beneficial interest so exchanged by such owner, Physical Notes registered in such owner’s name having an aggregate principal amount equal to the aggregate principal amount of such beneficial interest and bearing any legends that such Physical Notes are required to bear under Section 2.07, and (C) the Registrar, in accordance with the Applicable Procedures, will cause the principal amount of such Global Note to be decreased by the aggregate principal amount of the beneficial interest so exchanged. If all of the beneficial interests in a Global Note are so exchanged, such Global Note will be deemed surrendered to the Trustee for cancellation, and the Trustee will cause such Global Note to be cancelled in accordance with the Indenture.

(d) Transfer and Exchange of Physical Notes.

(i) If Physical Notes are issued, a Holder may transfer a Physical Note by: (A) surrendering such Physical Note for registration of transfer to the Registrar, together with any endorsements or instruments of transfer required by the Trustee or the Registrar; (B) if such Physical Note is a Restricted Note, delivering any documentation that the Company, the Trustee or the Registrar require to ensure that such transfer complies with Section 2.07 and any applicable securities laws; and (C) satisfying all other requirements for such transfer set forth in this Section 2.11 and Section 2.07. Upon the satisfaction of conditions (A), (B) and (C), the Company, in accordance with Section 2.04, will promptly execute and deliver to the Trustee, and the Trustee will, in accordance with Section 2.04, promptly authenticate and deliver, in the name of the designated transferee or transferees, one or more new Physical Notes, of any authorized denomination, having like aggregate principal amount and bearing any restrictive legends required by Section 2.07 and/or the Form of Note attached hereto as Exhibit A.

(ii) If Physical Notes are issued, a Holder may exchange a Physical Note for other Physical Notes of any authorized denominations and aggregate principal amount equal to the aggregate principal amount of the Notes to be exchanged by surrendering such Notes, together with any endorsements or instruments of transfer required by the Trustee or the Registrar, at any office or agency maintained by the Company for such purposes pursuant to Section 5.02. Whenever a Holder surrenders Notes for exchange, the Company, in accordance with Section 2.04, will promptly execute and deliver to the Trustee, and the Trustee will, in accordance with Section 2.04, promptly authenticate and deliver the Notes that such Holder is entitled to receive, bearing registration numbers not contemporaneously outstanding and any restrictive legends that such Physical Notes are required to bear under Section 2.07.

(iii) If Physical Notes are issued, a Holder may transfer or exchange a Physical Note for a beneficial interest in a Global Note by (A) surrendering such Physical Note for registration of transfer or exchange, together with any endorsements or instruments of transfer required by the Trustee or the Registrar, at any office or agency maintained by the Company for such purposes pursuant to Section 5.05; (B) if such Physical Note is a Restricted Note, delivering any documentation the Company, the Trustee or the Registrar reasonably require to ensure that such transfer complies with Section 2.07 and any applicable securities laws; (C) satisfying all other requirements for such transfer set forth in this Section 2.11 and Section 2.07; and (D) providing written instructions to the Trustee to make, or to direct the Registrar to make, an adjustment in its books and records with respect to the applicable Global Note to reflect an increase in the aggregate principal amount of the Notes represented by such Global Note, which instructions will contain information regarding the Depositary account to be credited with such increase. Upon the satisfaction of conditions (A), (B), (C) and (D), the Trustee will cancel such Physical Note and cause, or direct the Registrar to cause, in accordance with the Applicable Procedures, the aggregate principal amount of Notes represented by such Global Note to be increased by the aggregate principal amount of such Physical Note, and will credit or cause to be credited, in accordance with the Applicable Procedures, the account of the Person specified in the instructions provided by the exchanging Holder in an amount equal to the aggregate principal amount of such Physical Note. If no Global Notes are then Outstanding, the Company, in accordance with Section 2.04, will promptly use reasonable efforts to execute and deliver to the Trustee, and the Trustee, upon receipt of a Company Order, will, in accordance with Section 2.04, authenticate, a new Global Note in the appropriate aggregate principal amount.

Section 2.12 Cancellation. The Company at any time may deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder that the Company may have acquired in any manner whatsoever, and may deliver to the Trustee for cancellation any Notes previously authenticated hereunder which the Company has not issued and sold. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment, purchase, repurchase, exchange or cancellation in accordance with its customary practices. The Notes acquired by the Company or the Guarantor, while held by or on behalf of the Company, the Guarantor or any of the Guarantor’s other Subsidiaries, shall not entitle the Holder thereof to exchange the Notes. The Company may not issue new Notes to replace Notes it has paid in full or delivered to the Trustee for cancellation. The Company and the Guarantor may from time to time repurchase Notes in open market purchases or negotiated transactions without giving prior notice to Holders. Any Notes purchased by the Company or the Guarantor will be retired and no longer Outstanding under this Indenture.

The Registrar shall retain, in accordance with its customary procedures, copies of all letters, notices and other written communications received pursuant to this Section 2.12. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

Section 2.13 CUSIP Numbers . In issuing the Notes, the Company may use “CUSIP” numbers (if then generally in use); provided that the Trustee shall have no liability for any defect in the CUSIP numbers as they appear on any Notes, notice, or elsewhere and; provided further, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes and that reliance may be placed only on the other identification numbers printed on the Notes. The Company will promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

Section 2.14 Payment and Computation of Interest. The Notes will bear cash interest at a rate of 4.00% per year until the Maturity Date. Interest on the Notes will accrue from the most recent date on which interest has been paid or duly provided for or, if no interest has been paid or duly provided for (i) in the case of the Initial Notes, April 9, 2015, or (ii) in the case of the Additional Notes, the date provided under such Notes. Interest will be paid to the Person in whose name a Note is registered at the Close of Business on the Regular Record Date immediately preceding the relevant Interest Payment Date semi-annually in arrears on each Interest Payment Date; provided, alternate record dates may be established by the Company with respect to any interest not paid on its originally scheduled due date. Interest on the Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

Section 2.15 Business Day. If any Interest Payment Date, the Maturity Date, any Put Right Repurchase Date, Redemption Date or any Fundamental Change Purchase Date falls on a day that is not a Business Day (which, solely for the purposes of any payment required to be made on any such date shall also not include days in which the office where the place of payment is authorized or required by law to close), the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay.

ARTICLE 3.

REPURCHASE AT THE OPTION OF THE HOLDERS

Section 3.01 Purchase at Option of Holders upon a Fundamental Change. If a Fundamental Change occurs at any time, then each Holder shall have the right, at such Holder’s option, to require the Company to purchase for cash all or any portion of such Holder’s Notes such that the remaining principal amount of each Note that is not purchased in full equals $200,000 or an integral multiple of $1,000 in excess thereof, on a date (the “Fundamental Change Purchase Date”) specified by the Company that is not less than 20 Business Days or more than 35 Business Days following the date on which the Company delivers the Fundamental Change Company Notice, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”); provided, however, that if the Company purchases a Note on a Fundamental Change Purchase Date that is after a Regular Record Date and on or prior to the Interest Payment Date corresponding to such Regular Record Date, the Company shall instead pay the full amount of such accrued and unpaid interest on such Note (determined in the manner set forth in Section 3.06) on such Interest Payment Date to the Holder of record of such Note as of such Regular Record Date and the Fundamental Change Purchase Price shall then be equal to 100% of the principal amount of the Note the Company purchases on such Fundamental Change Purchase Date.

Notwithstanding the foregoing, there shall be no purchase of any Notes pursuant to this Section 3.01 if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Fundamental Change Purchase Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Purchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Purchase Price with respect to such Notes) and shall deem to be cancelled any instructions for book-entry transfer of the Notes in compliance with the Applicable Procedures, in which case, upon such return or cancellation, as the case may be, the Fundamental Change Purchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 3.02 Fundamental Change Company Notice.

(a) General. Promptly (but in no event later than five business days) after the occurrence of a Fundamental Change, the Company shall provide to all Holders of the Notes, the Trustee and the Paying Agent (in the case of any Paying Agent other than the Trustee) a written notice (the “Fundamental Change Company Notice”) of the occurrence of such Fundamental Change and of the purchase right at the option of the Holders arising as a result thereof. Such notice shall be sent by first class mail or, in the case of any Global Notes, in accordance with the Applicable Procedures for providing notices. Simultaneously with providing such Fundamental Change Company Notice, the Company shall publish a press release and publish such information on the Company’s website. Each Fundamental Change Company Notice shall specify:

(i) the events causing the Fundamental Change;

(ii) the Effective Date of the Fundamental Change;

(iii) the last date on which a Holder of Notes may exercise the purchase right pursuant to Section 3.01;

(iv) the Fundamental Change Purchase Price;

(v) the Fundamental Change Purchase Date;

(vi) the name and address of the Paying Agent and the Exchange Agent, if applicable;

(vii) the applicable Exchange Rate and any adjustments to the applicable Exchange Rate resulting from the Fundamental Change;

(viii) whether such Fundamental Change also constitutes a Make-Whole Fundamental Change;

(ix) if applicable, that the Notes with respect to which a Fundamental Change Purchase Notice has been delivered by a Holder may be exchanged only if the Holder withdraws the Fundamental Change Purchase Notice in accordance with this Indenture;

(x) that the Holder must exercise the purchase right prior to the Fundamental Change Expiration Time;

(xi) that the Holder shall have the right to withdraw any Notes surrendered for purchase prior to the Fundamental Change Expiration Time; and

(xii) the procedures that Holders must follow to require the Company to purchase their Notes.

(b) No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to Section 3.01.

(c) At the Company’s written request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company; provided, further that the Company shall have delivered to the Trustee, at least five (5) Business Days before the Fundamental Change Company Notice is required to be sent (or such shorter period agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the complete form of such notice and the information to be stated in such notice. Neither the Trustee nor the Paying Agent shall be responsible for determining if a Fundamental Change has occurred or for the receipt of a Fundamental Change Company Notice by the Holders.

Section 3.03 Fundamental Change Repurchase Procedures.

(a) Purchases of Notes under Section 3.01 shall be made, at the option of the Holder thereof, upon:

(i) if the Notes to be purchased are Physical Notes, delivery to the Paying Agent by the Holder of a duly completed notice (the “Fundamental Change Purchase Notice”), in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A, together with the Notes duly endorsed for transfer, prior to Close of Business on the second Business Day immediately preceding the Fundamental Change Purchase Date, (the “Fundamental Change Expiration Time”); and

(ii) if the Notes to be purchased are Global Notes, delivery of the Notes, by book-entry transfer, in compliance with the Applicable Procedures and the satisfaction of any other requirements of the Depositary in connection with delivering beneficial interests in a Global Note for purchase, by the Fundamental Change Expiration Time.

The Fundamental Change Purchase Notice in respect of any Notes to be purchased shall state:

(i) if certificated, the certificate numbers of such Notes;

(ii) the portion of the principal amount of such Notes to be purchased, which must be such that the principal amount of each Note that is not to be purchased in full equals $200,000 or an integral multiple of $1,000 in excess thereof; and

(iii) that such Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and this Indenture.

(b) Notice to Company. The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Notice or written notice of withdrawal thereof.

Section 3.04 Effect of Fundamental Change Purchase Notice. Upon receipt by the Paying Agent of a Fundamental Change Purchase Notice specified in Section 3.03, the Holder of the Note in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn in accordance with Section 3.05) thereafter be entitled to receive solely the Fundamental Change Purchase Price in cash with respect to such Note (and any previously accrued and unpaid interest on such Note). Such Fundamental Change Purchase Price shall be paid to such Holder, subject to receipt of funds by the Paying Agent, promptly on the later of (x) the applicable Fundamental Change Purchase Date (provided the conditions in this Article 3 have been satisfied) and (y) the time of delivery or book-entry transfer of such Note to the Paying Agent by the Holder thereof in the manner required by Section 3.01.

Section 3.05 Withdrawal of Fundamental Change Purchase Notice. A Fundamental Change Purchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the Paying Agent in accordance with the Fundamental Change Company Notice at any time prior to the Fundamental Change Expiration Time specifying:

(a) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted;

(b) if certificated, the certificate numbers of the withdrawn Notes; and

(c) the principal amount, if any, of each Note that remains subject to the Fundamental Change Purchase Notice which must be such that the principal amount not to be purchased equals $200,000 or an integral multiple of $1,000 in excess thereof;

provided, however, that if the Notes are Global Notes, the notice must comply with the Applicable Procedures.

The Paying Agent will promptly return to the respective Holders thereof any Physical Notes with respect to which a Fundamental Change Purchase Notice, has been withdrawn in compliance with the provisions of this Section 3.05.

Section 3.06 Deposit of Fundamental Change Purchase Price. Prior to 11:00 a.m., New York City time, on the Fundamental Change Purchase Date the Company shall deposit with the Paying Agent (or, if the Company or an Affiliate of either of them is acting as the Paying Agent, shall segregate and hold in trust as provided herein) an amount of money (in immediately available funds) sufficient to pay the Fundamental Change Purchase Price of all the Notes or portions thereof that are to be purchased as of the Fundamental Change Purchase Date. If the Paying Agent holds cash sufficient to pay the Fundamental Change Purchase Price of the Notes for which a Fundamental Change Purchase Notice has been delivered and not withdrawn in accordance with this Indenture on the Fundamental Change Purchase Date then as of such Fundamental Change Purchase Date (a) such Notes will cease to be Outstanding and interest will cease to accrue thereon (whether or not book-entry transfer of such Notes is made or such Notes have been delivered to the Paying Agent) and (b) all other rights of the Holders in respect thereof will terminate (other than the right to receive the Fundamental Change Purchase Price and any previously accrued and unpaid interest on such Notes upon delivery or book-entry transfer of such Notes).

Section 3.07 Notes Purchased in Whole or in Part. Any Note that is to be purchased pursuant to this Article 3, whether in whole or in part, shall be surrendered at the office of the Paying Agent (with due endorsement by, or a written instrument of transfer in form satisfactory to the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing) and, to the extent that only a part of the Note so surrendered is to be purchased, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note, without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Note so surrendered that is not purchased.

Section 3.08 Covenant To Comply with Applicable Laws upon Purchase of Notes. In connection with any offer to purchase Notes under Sections 3.01 or 3.10, the Company shall, in each case if required by law (i) comply with Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable, (ii) file a Schedule TO or any other required schedule under the Exchange Act and (iii) otherwise comply with all U.S. federal or state securities laws applicable to the Company in connection with such purchase offer, in each case, so as to permit the rights and obligations under this Article 3 to be exercised in the time and in the manner specified under this Article 3.

Section 3.09 Repayment to the Company. To the extent that the aggregate amount of cash deposited by the Company pursuant to Sections 3.06 or 3.12 exceeds the aggregate Fundamental Change Purchase Price or Put Right Repurchase Price, as applicable, of the Notes or portions thereof that the Company is obligated to purchase as of the Fundamental Change Purchase Date or Put Right Repurchase Date, as applicable, then, following the Fundamental Change Purchase Date or Put Right Repurchase Date, as applicable, the Paying Agent shall promptly return any such excess to the Company upon its written instructions.

Section 3.10 Repurchase at Option of Holders on Specified Dates. (a) Each Holder shall have the right to require the Company to repurchase all or part of such Holder’s Notes, such that the remaining principal amount of each Note that is not purchased in full equals $200,000 or an integral multiple of $1,000 in excess thereof, on April 1, 2022, April 1, 2025, April 1, 2030, April 1, 2035 or April 1, 2040 (each, a “Put Right Repurchase Date”) at a repurchase price, payable in cash, equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Put Right Repurchase Date (the “Put Right Repurchase Price”). Repurchases of Notes under this Section 3.10 shall be made upon:

(i) delivery to the Paying Agent by a Holder of a duly completed written notice (the “Put Right Repurchase Notice”) of such Holder’s exercise of its repurchase right (together with the Notes to be repurchased, if certificated Notes have been issued) in the form set forth on the reverse of the Note prior to the Close of Business on the second Business Day immediately preceding the Put Right Repurchase Date (the “Put Right Repurchase Expiration Time”); and

(ii) delivery or evidence of book-entry transfer of the Notes to the Paying Agent at any time after delivery of the Put Right Repurchase Notice (together with all necessary endorsements) and prior to the Put Right Repurchase Expiration Time, at the Corporate Trust Office (or other office of the Paying Agent if the Trustee is not the Paying Agent).

The Put Right Repurchase Notice shall state:

(iii) with respect to Global Notes, the appropriate Depositary information and, with respect to certificated Notes, the certificate numbers, if any, of the Notes to be tendered for repurchase;

(iv) the portion of the principal amount of the Notes to be repurchased, which must be $1,000 or integral multiples thereof; and

(v) that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and this Indenture.

Payment of the Put Right Repurchase Price for Notes for which a Put Right Repurchase Notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Notes, together with necessary endorsements, to the Paying Agent. Payment of the Put Right Repurchase Price for the Notes shall be made on the later of the Put Right Repurchase Date and the time of book-entry transfer or delivery of the Notes, as the case may be.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Put Right Repurchase Notice contemplated by this Section 3.10 shall have the right to withdraw such Put Right Repurchase Notice at any time prior to the Put Right Repurchase Expiration Time by delivering a written notice of withdrawal to the Paying Agent in accordance with Section 3.11 below.

The Paying Agent shall promptly notify the Company of the receipt by it of any Put Right Repurchase Notice or written notice of withdrawal thereof.

(b) On or before the 30th Business Day prior to each Put Right Repurchase Date, the Company shall provide to all Holders of record on such earlier date, at their addresses shown in the Register of the Registrar, and to beneficial owners to the extent required by applicable law, the Trustee and the Paying Agent, a written notice (the “Put Right Company Notice”) of the Holder’s right to require the Company to repurchase such Holder’s Notes on such Put Right Repurchase Date. Each Put Right Company Notice shall specify, among other things:

(i) the applicable Put Right Repurchase Date;

(ii) the applicable Put Right Repurchase Price;

(iii) the applicable Put Right Repurchase Expiration Time;

(iv) the names and addresses of the Paying Agent and the Exchange Agent;

(v) the procedures that a Holder must follow to exercise the right to repurchase such Holder’s Notes pursuant to this Section 3.10;

(vi) that the Put Right Repurchase Price for any Notes as to which a Put Right Repurchase Notice has been given and not withdrawn shall be paid on the later of such Put Right Repurchase Date and the time of book-entry transfer or delivery of the Notes (together with all necessary endorsements);

(vii) that on and after such Put Right Repurchase Date (unless there shall be a Default in the payment of the Put Right Repurchase Price), interest on the Notes subject to repurchase shall cease to accrue, and all rights of the Holders of such Notes shall terminate, other than the right to receive, in accordance herewith, the Put Right Repurchase Price;

(viii) that a Holder shall be entitled to withdraw its election in the Put Right Repurchase Notice prior to the applicable Put Right Repurchase Expiration Time, by means of a letter or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth the name of such Holder, a statement that such Holder is withdrawing its election to have Notes purchased by the Company on such Put Right Repurchase Date, the certificate number(s) of such Notes to be so withdrawn, if such Notes are certificated Notes, the principal amount of the Notes of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and the principal amount, if any, of the Notes of such Holder that remain subject to the Put Right Repurchase Notice delivered by such Holder in accordance with this Section 3.01, which amount must be $1,000 or an integral multiple thereof;

(ix) that Notes with respect to which a Put Right Repurchase Notice is given by a Holder may be exchanged pursuant to Article 4 only if such Put Right Repurchase Notice has been withdrawn in accordance with Section 3.11 or the Company defaults in the payment of the Put Right Repurchase Price; and

(x) the CUSIP number or numbers, as the case may be, of the Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the repurchase rights of Holders or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 3.10.

(c) Notwithstanding the foregoing, no Notes may be repurchased by the Company at the option of the Holders if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Put Right Repurchase Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Put Right Repurchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Put Right Repurchase Price with respect to such Notes) and shall deem to be cancelled any instructions for book-entry transfer of the Notes in compliance with the Applicable Procedures, in which case, upon such return or cancellation, as the case may be, the Put Right Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 3.11 Withdrawal of Put Right Repurchase Notice. (a) A Put Right Repurchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the Paying Agent prior to the Put Right Repurchase Expiration Time. The withdrawal notice must state:

(i) with respect to Global Notes, the appropriate Depositary information and, with respect to certificated Notes, the certificate number, if any, of the withdrawn Notes;

(ii) the principal amount of the withdrawn Notes; and

(iii) the principal amount, if any, of such Notes that remains subject to the original Put Right Repurchase Notice, which portion must be in principal amounts of $1,000 or integral multiples thereof.

Section 3.12 Deposit of Put Right Repurchase Price. (a) Prior to 11:00 a.m., New York City time, on the Put Right Repurchase Date, the Company shall deposit with the Paying Agent an amount of cash in immediately available funds, sufficient to pay the aggregate Put Right Repurchase Price of all the Notes or portions thereof that are to be repurchased as of the Put Right Repurchase Date.

(b) If the Paying Agent holds on the Put Right Repurchase Date cash sufficient to pay the Put Right Repurchase Price of the Notes that Holders have elected to require the Company to repurchase in accordance with Section 3.10, then, as of the Put Right Repurchase Date:

(i) such Notes shall cease to be outstanding and interest shall cease to accrue, whether or not book-entry transfer of such Notes has been made or such Notes have been delivered to the Paying Agent, as the case may be; and

(ii) all other rights of the Holders of such Notes shall terminate, other than the right to receive the Put Right Repurchase Price upon delivery or transfer of such Notes.

ARTICLE 4.

EXCHANGE

Section 4.01 Right To Exchange. (a) Subject to and upon compliance with the provisions of this Indenture, each Holder shall have the right, at such Holder’s option, to exchange any or all of its Notes, or any portion thereof, such that the principal amount that remains Outstanding of each Note that is not exchanged in full equals $200,000 or an integral multiple of $1,000 in excess thereof, at any time prior to the Close of Business on the second Business Day immediately preceding the Maturity Date, at an initial Exchange Rate of 45.1488 ADSs (subject to adjustment in accordance with this Article 4) per $1,000 principal amount of Notes (the “Exchange Obligation”).

Section 4.02 Exchange Procedures.

(a) Each Note shall be exchangeable at the office of the Exchange Agent and, if applicable, in accordance with the Applicable Procedures.

(b) To exercise the exchange privilege with respect to a beneficial interest in a Global Note, the Holder must comply with the Applicable Procedures for exchanging a beneficial interest on a Global Note and pay the funds, if any, required by Section 4.02(f) and any taxes or duties if required pursuant to Section 4.02(g), and the Exchange Agent must be informed of the exchange in accordance with the customary practice of the Depositary.

To exercise the exchange privilege with respect to any Physical Notes, the Holder of such Physical Notes shall:

(i) complete and manually sign an exchange notice in the form set forth in the Form of Notice of Exchange (the “Exchange Notice”);

(ii) deliver the original Exchange Notice, which is irrevocable, and the Physical Note to be exchanged to the Exchange Agent;

(iii) if required, furnish appropriate endorsements and transfer documents;

(iv) if required, pay all transfer or similar governmental taxes as set forth in Section 4.02(g); and

(v) if required, make any payment required under Section 4.02(f).

If a Note has been submitted for repurchase pursuant to a Fundamental Change Purchase Notice or a Put Right Repurchase Notice, such Note may not, except to the extent that a portion of the Note is not subject to such Fundamental Change Purchase Notice or Put Right Repurchase

Notice, as applicable, be exchanged unless such Fundamental Change Purchase Notice or Put Right Repurchase Notice, as applicable, is withdrawn in accordance with Sections 3.05 or 3.11 hereof, as applicable, prior to the relevant Fundamental Change Expiration Time or Put Right Repurchase Expiration Time, as applicable.

For any Note, the date on which the Holder of such Note satisfies all of the applicable requirements set forth above with respect to such Note shall be the “Exchange Date” with respect to such Note.

Each exchange shall be deemed to have been effected as to any such Notes (or portion thereof) surrendered for exchange on the applicable Exchange Date, and with respect to the ADSs that are issuable upon such exchange, the Person in whose name the certificate or certificates for such ADSs shall be issuable upon exchange, if any, shall be treated as a holder of record as of the Close of Business on the Exchange Date. For the avoidance of doubt, until a Holder is deemed to become the holder of record of ADSs issuable upon exchange of such Holder’s Notes as contemplated in the immediately preceding sentence, such Holder shall not have any rights as a holder of the ADSs with respect to the ADSs issuable upon exchange of such Notes. At the Close of Business on the Exchange Date for a Note, the exchanging Holder shall no longer be the Holder of such Note.

(c) Endorsement. Any Notes surrendered for exchange shall, unless the ADSs issuable on exchange are to be issued in the same name as the registration of such Notes, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Exchange Agent duly executed by, the Holder or its duly authorized attorney.

(d) Physical Notes. If any Physical Notes in a denomination greater than $200,000 shall be surrendered for partial exchange, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of the Physical Notes so surrendered, without charge, new Physical Notes in authorized denominations in an aggregate principal amount equal to the unexchanged portion of the surrendered Physical Notes.

(e) Global Notes. Upon the exchange of a beneficial interest in Global Notes, the Trustee (based solely on the information provided by the Exchange Agent) shall make a notation in its records as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any exchanges of Notes effected through any Exchange Agent other than the Trustee.

(f) Interest Due Upon Exchange. If a Holder exchanges a Note after the Close of Business on a Regular Record Date but prior to the Open of Business on the Interest Payment Date corresponding to such Regular Record Date, such Holder must accompany such Note with an amount of cash delivered to the Exchange Agent equal to the amount of interest that will be payable on such Note on the corresponding Interest Payment Date; provided, however, that a Holder need not make such payment (1) if the Exchange Date follows the Regular Record Date immediately preceding the Maturity Date; (2) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the second Business Day immediately following the corresponding Interest Payment Date and the relevant Exchange Date occurs after such

Regular Record Date and on or prior to such Interest Payment Date; (3) if the Company has specified a Fundamental Change Purchase Date or Put Right Repurchase Date that is after a Regular Record Date and on or prior to the second Business Day immediately following the corresponding Interest Payment Date and the relevant Exchange Date occurs after such Regular Record Date and on or prior to such Interest Payment Date; or (4) to the extent of any overdue interest, if any overdue interest exists at the time of exchange with respect to such Notes.

(g) Taxes Due upon Exchange. If a Holder exchanges a Note, the Company will pay any documentary, stamp or similar issue or transfer tax due on the delivery of any ADSs upon the exchange, unless the tax is due because the Holder requests that any ADSs be delivered in a name other than the Holder’s name, in which case the Holder will pay that tax.

Section 4.03 Settlement Upon Exchange.

(a) Settlement. Upon exchange of any Note, on the third Business Day immediately following the relevant Exchange Date, in full satisfaction of the Guarantor’s obligations under the Guarantee and the Exchange Obligation under Section 4.01 hereof, in respect of each $1,000 principal amount of Notes being exchanged, the Company, failing whom the Guarantor, shall (i) deliver to the exchanging Holders a number of ADSs (together with cash in lieu of any fractional ADS pursuant to Section 4.03(b)) equal to the relevant Exchange Rate and (ii) if applicable, pay to the exchanging Holders the Make-Whole Premium payment pursuant to Section 11.02.

(b) Fractional ADSs. Notwithstanding the foregoing, the Company or the Guarantor shall not deliver fractional ADSs upon exchange or redemption of the Notes. Instead, the Company, failing whom the Guarantor, shall, in lieu of delivering such fraction of an ADS, pay an amount of cash equal to the product of such fraction of an ADS and the Last Reported Sale Price on the relevant Exchange Date, or if such Exchange Date is not a Trading Day, the immediately preceding Trading Day. The Company shall calculate the whole number of ADSs and the amount of any fractional ADS due upon exchange of a Note based on the entire principal amount of such Note that is exchanged.

(c) Exchange of Multiple Notes by a Single Holder. If a Holder surrenders more than one Physical Note for exchange on a single Exchange Date, the Company will calculate the number of ADSs due with respect to such Physical Notes as if such Holder had surrendered for exchange one Physical Note having an aggregate principal amount equal to the sum of the principal amounts of each of the Physical Notes surrendered for exchange by such Holder on the same Exchange Date.

(d) Settlement of Accrued Interest and Deemed Payment of Principal. If a Holder exchanges a Note, the Company will not adjust the Exchange Rate to account for any accrued and unpaid interest on such Note, and the delivery of the ADSs into which a Note is exchangeable (along with cash in lieu of any fractional ADS) will be deemed to satisfy and discharge in full the Company’s obligation to pay:

(i) the principal amount of and any premium on the Note; and

(ii) accrued and unpaid interest, if any, on, such Note to, but excluding, the Exchange Date; provided, however, that subject to Section 4.02(f), if a Holder exchanges a Note after the Close of Business on a Regular Record Date and prior to the Open of Business on the corresponding Interest Payment Date, the Company will still be obligated to pay the interest due on such Interest Payment Date to the Holder of such Note on such Regular Record Date.

As a result, except as otherwise provided in the proviso to the immediately preceding sentence, any accrued and unpaid interest with respect to an exchanged Note will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

(e) Notices. Whenever an Exchange Date occurs with respect to a Note, the Exchange Agent will, as promptly as possible, and in no event later than the Open of Business on the second Business Day immediately following such Exchange Date, deliver to the Company and the Trustee, if it is not then the Exchange Agent, notice that an Exchange Date has occurred, which notice will state such Exchange Date, the principal amount of Notes exchanged on such Exchange Date and the names of the Holders that exchanged Notes on such Exchange Date.

(f) The Company shall pay and/or indemnify each Holder and beneficial owner of Notes and/or ADSs issuable upon exchange of the Notes for applicable fees and expenses payable to, or withheld by, the ADS Depositary (including, for the avoidance of doubt, by means of a reduction in any amounts or property payable or deliverable in respect of any ADSs or in the value of deposited amounts or property represented by any ADSs) for the issuance of all ADSs deliverable upon exchange.

(g) The Guarantor shall deliver all ADSs due upon exchange, and the Guarantor shall, and shall procure that the ADS Depositary shall, at all times maintain, for the benefit of the Holders, a numbers of ADSs available for distribution under a registration statement on Form F-6 equal to at least the maximum number of ADSs potentially required to satisfy exchanges of the Notes from time to time as Notes are presented for exchange (with such maximum number of ADSs determined with the maximum number of Additional Shares added to the Exchange Rate).

(h) Notwithstanding anything to the contrary in this Indenture, neither the Company nor the Guarantor shall deliver to a Holder (and a Holder may not receive) a number of ADSs upon exchange of any Notes, or otherwise deliver any ADSs pursuant to this Indenture, to the extent that, upon such delivery, the number of Ordinary Shares, including the Ordinary Shares represented by ADSs, then beneficially owned by the Holder and its Affiliates and any other persons or entities whose beneficial ownership of Ordinary Shares would be aggregated with such Holder’s for purposes of Section 13(d) of the Exchange Act (including Ordinary Shares held by any Group of which the Holder is a member, but excluding Ordinary Shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to exchange, exercise or purchase similar to the limitation set forth herein) would exceed

4.985% of the total number of Ordinary Shares then issued and outstanding (any ADSs which are not deliverable as a result of this restriction, “Excess ADSs”). Delivery of any ADSs that would constitute Excess ADSs if they were delivered shall be suspended until such time as such ADSs would not constitute Excess ADSs if they were delivered.

For purposes of this Section 4.03(h), the percentage of Ordinary Shares held by such Holder will be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. Upon the written request of a Holder, the Company shall, within two (2) business days, confirm orally and in writing to such Holder the number of Ordinary Shares then outstanding.

Section 4.04 Adjustment of Exchange Rate. If the number of Ordinary Shares represented by the ADSs is changed for any reason other than one or more of the events described in this Section 4.04, the Company shall make an appropriate adjustment to the Exchange Rate such that the number of Ordinary Shares represented by the ADSs upon which exchange of the Notes is based remains the same.

Notwithstanding the adjustment provisions described in this Section 4.04, if the Guarantor distributes to holders of the Ordinary Shares any cash, rights, options, warrants, shares of Capital Stock or similar equity interest, evidences of indebtedness or other assets or property of the Guarantor (but excluding Expiring Rights) and a corresponding distribution is not made to holders of the ADSs, but, instead, the ADSs shall represent, in addition to the Ordinary Shares, such cash, rights, options, warrants, shares of Capital Stock or similar equity interest, evidences of indebtedness or other assets or property of the Guarantor, then an adjustment to the Exchange Rate described in this Section 4.04 in respect of such distribution shall not be made until and unless a corresponding distribution (if any) is made to holders of the ADSs, and such adjustment to the Exchange Rate shall be based on the distribution made to the holders of the ADSs and not on the distribution made to the holders of the Ordinary Shares.

However, in the event that the Guarantor issues or distributes to all holders of the Ordinary Shares any Expiring Rights, notwithstanding the immediately preceding sentence, the Company shall adjust the Exchange Rate pursuant to Section 4.04(b) (in the case of Expiring Rights entitling holders of the Ordinary Shares for a period of not more than 60 calendar days after the date of such issuance to subscribe for or purchase Ordinary Shares or ADSs) or Section 4.04(c) (in the case of all other Expiring Rights).

For the avoidance of doubt, if any event described in this Section 4.04 results in a change to the number of Ordinary Shares represented by the ADSs, then such a change shall be deemed to satisfy the Company’s obligation to effect the relevant adjustment to the Exchange Rate on account of such an event to the extent to which such change reflects what a corresponding change to the Exchange Rate would have been on account of such an event.

The Exchange Rate will be adjusted as described in this Section 4.04, except that the Company shall not make any adjustment to the Exchange Rate if Holders participate (other than in the case of a share split or share combination) at the same time and upon the same terms as holders of ADSs and as a result of holding the Notes, in any of the transactions described below without having to exchange their Notes, as if they held a number of ADSs equal to the applicable Exchange Rate, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder.

(a) If the Guarantor exclusively issues Ordinary Shares as a dividend or distribution on all or substantially all of the Ordinary Shares or ADSs, or if the Guarantor effects a share split or share combination of the Ordinary Shares, the Exchange Rate will be adjusted based on the following formula:

ER1 = ER0 x  OS1

                      OS0

where,

ER0 =	the Exchange Rate in effect immediately prior to the Close of Business on the Record Date of such dividend or distribution, or immediately prior to the Open of Business on the effective date of such share split or combination, as applicable;

ER1 =	the Exchange Rate in effect immediately after the Close of Business on such Record Date or immediately after the Open of Business on such effective date, as applicable;

OS0 =	the number of Ordinary Shares outstanding immediately prior to the Close of Business on such Record Date, or the Open of Business on such effective date, as applicable; and

OS1 =	the number of Ordinary Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination, as applicable.

Any adjustment made under this Section 4.04(a) shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 4.04(a) is declared but not so paid or made, the Exchange Rate shall be immediately readjusted, effective as of the date the Guarantor’s Board of Directors determines not to pay such dividend or distribution, to the Exchange Rate that would then be in effect if such dividend or distribution had not been declared.

(b) If the Guarantor issues to all or substantially all holders of Ordinary Shares or ADSs any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the date of such issuance, to subscribe for or purchase Ordinary Shares, at a price per Ordinary Share less than the average of the Last Reported Sale Price per ADS (divided by the number of Ordinary Shares represented by one ADS on the Trading Day of such issuance), or to subscribe for or purchase ADSs, at a price per ADS less than the average of the Last Reported Sale Price per ADS, in each case, for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Exchange Rate will be increased based on the following formula:

ER1 = ER0 x	OS0 + X
OS0 + Y

ER0 =	the Exchange Rate in effect immediately prior to the Close of Business on the Record Date for such issuance;
ER1 =	the Exchange Rate in effect immediately after the Close of Business on such Record Date;
OS0 =	the number of Ordinary Shares outstanding immediately prior to the Close of Business on such Record Date;
X =	the total number of Ordinary Shares issuable pursuant to such rights, options or warrants; and
Y =	the number of Ordinary Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the Last Reported Sale Price per ADS (divided by the number of Ordinary Shares represented by one ADS on the Trading Day on which such rights, options or warrants are issued) over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 4.04(b) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the Close of Business on the Record Date for such issuance. To the extent that such rights, options or warrants are not exercised prior to their expiration or Ordinary Shares or ADS, as applicable, are not delivered upon the expiration of such rights, options or warrants, the Exchange Rate shall be readjusted to the Exchange Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Ordinary Shares or ADSs, as applicable, actually delivered. If such rights, options or warrants are not so issued, or if such rights, options or warrants are not exercised prior to their expiration, the Exchange Rate shall be decreased to be the Exchange Rate that would then be in effect if such issuance had not occurred.

For purposes of this Section 4.04(b), in determining whether any rights, options or warrants entitle the holders of Ordinary Shares or ADSs to subscribe for or purchase Ordinary Shares, at a price per Ordinary Share less than the average of the Last Reported Sale Price per ADS (divided by the number of Ordinary Shares represented by one ADS on the Trading Day on which such rights, options or warrants are issued), or to subscribe for or purchase ADSs, at a price per ADS less than the average of the Last Reported Sale Price per ADS, in each case, for the 10 consecutive Trading Day period ending on the

Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such Ordinary Shares or ADSs, as the case may be, there shall be taken into account any consideration received by the Guarantor for such rights, options or warrants and any amount payable on exercise thereof, the value of such consideration, if other than cash, to be determined by the Guarantor’s Board of Directors.

(c) If the Guarantor distributes any of the Guarantor’s share capital, evidences of the Guarantor’s indebtedness, other assets or property of the Guarantor or rights, options or warrants to acquire the Guarantor’s share capital or other securities, to all or substantially all holders of Ordinary Shares or ADSs, excluding:

(i) dividends or distributions, rights options or warrants described in Section 4.04(a) hereof or Section 4.04(b) hereof;

(ii) dividends or distributions paid exclusively in cash as to which the provisions set forth in Section 4.04(d) below shall apply;

(iii) Spin-Offs as to which the provisions set forth below in this Section 4.04(c) shall apply; and

(iv) dividends or distributions of Reference Property upon exchange of, or exchange for, ADSs pursuant to any Share Exchange Event (as defined below under Section 4.07);

(any of such shares of the Guarantor’s share capital, evidences of the Guarantor’s indebtedness, other assets or property of the Guarantor or rights, options or warrants to acquire share capital or other securities of the Guarantor, the “Distributed Property”), then the Exchange Rate shall be increased based on the following formula:

ER1 = ER0 x	SP0
SP0 - FMV

where,

ER0 =	the Exchange Rate in effect immediately prior to the Close of Business on the Record Date for such distribution;

ER1 =	the Exchange Rate in effect immediately after the Close of Business on such Record Date;

SP0 =	the average of the Last Reported Sale Price per ADS (divided by the number of Ordinary Shares represented by one ADS on the Trading Day of such distribution) over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV =	the fair market value (as determined by the Guarantor’s Board of Directors) of Distributed Property with respect to each outstanding Ordinary Share as of the Open of Business on the Ex-Dividend Date for such distribution.

If “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each Holder of Notes shall receive, in respect of each $1,000 principal amount of Notes it holds, at the same time and upon the same terms as holders of ADSs, the amount and kind of Distributed Property that such Holder would have received as if such Holder owned a number of ADSs equal to the Exchange Rate in effect immediately prior to the record date for the distribution.

Any increase made pursuant to the formula above will become effective immediately after the Close of Business on the Record Date for such distribution. If such distribution (including a Spin-Off) is not so paid or made, the Exchange Rate shall be decreased to be the Exchange Rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this Section 4.04(c) where there has been a payment of a dividend or other distribution on the Ordinary Shares or ADSs of shares of any class or series, or similar equity interest, of or relating to any Subsidiaries of the Guarantor or business units of the Guarantor, and such share capital or similar equity interest is listed or quoted (or will be listed or quoted upon the consummation of the distribution) on a U.S. national securities exchange or a reasonably comparable non-U.S. equivalent (a “Spin-Off”), the Exchange Rate will be increased based on the following formula:

ER1 = ER0 x	FMV0 + MP0
MP0

where,

ER0 =	the Exchange Rate in effect immediately prior to the Close of Business on the Record Date for such Spin-Off;

ER1 =	the Exchange Rate in effect immediately after the Close of Business on the Record Date for such Spin-Off;

FMV0 =	the average of the Last Reported Sale Prices of the share capital or similar equity interest distributed to holders of Ordinary Shares or ADSs applicable to one Ordinary Share over the first 10 consecutive Trading Day period after, but excluding, the effective date of the Spin-Off (the “Valuation Period”); and

MP0 =	the average of the Last Reported Sale Price per ADS (divided by the number of Ordinary Shares represented by one ADS on the Trading Day of such payment or distribution) over the Valuation Period.

The adjustment to the Exchange Rate under the preceding paragraph of this Section 4.04(c) shall be determined on the last day of the Valuation Period, but will be given effect immediately after the Close of Business on the Record Date for the Spin-Off. In respect of any exchange of Notes during the Valuation Period, references within this Section 4.04(c) related to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including the Ex-Dividend Date for such Spin-Off to, but excluding, the relevant Exchange Date.

Subject to Section 4.04(g), for the purposes of this Section 4.04(c), rights, options or warrants distributed to all or substantially all holders of the Ordinary Shares or ADSs entitling them to acquire the Guarantor’s Capital Stock or other securities, (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (a “Trigger Event”): (1) are deemed to be transferred with such Ordinary Shares or ADSs; (2) are not exercisable; and (3) are also issued in respect of future issuances of Ordinary Shares or ADSs, shall be deemed not to have been distributed for purposes of this Section 4.04(c) (and no adjustment to the Exchange Rate under this Section 4.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Rate shall be made under this Section 4.04(c). If any such rights, options or warrants, distributed prior to the first date of original issuance of the Initial Notes are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date of such deemed distribution (in which case the original rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders). In addition, in the event of any distribution or deemed distribution of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Exchange Rate under this Section 4.04(c) was made, (1) in the case of any such rights, options or warrants which shall all have been redeemed or purchased without exercise by any Holders thereof, upon such final redemption or purchase (x) the Exchange Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Exchange Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by holders of Ordinary Shares or ADSs with respect to such rights, options or warrants (assuming each such holder had retained such rights, options or warrants), made to all holders of Ordinary Shares or ADSs as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants which shall have expired or been terminated without exercise by any holders thereof, the Exchange Rate shall be readjusted as if such rights and warrants had not been issued.

For purposes of Section 4.04(a) hereof, Section 4.04(b) hereof and this Section 4.04(c), if any dividend or distribution to which this Section 4.04(c) applies includes one or both of:

(A) a dividend or distribution of Ordinary Shares to which Section 4.04(a) hereof also applies (the “Clause A Distribution”); or

(B) an issuance of rights, options or warrants entitling holders of Ordinary Shares or ADSs to subscribe for or purchase Ordinary Shares or ADSs to which Section 4.04(b) hereof also applies (the “Clause B Distribution”), then (i) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a distribution to which this Section 4.04(c) applies (the “Clause C Distribution”) and any Exchange Rate adjustment required to be made under this Section 4.04(c) with respect to such Clause C Distribution shall be made, (ii) the Clause B Distribution, if any, shall be deemed to immediately follow the Clause C Distribution and any Exchange Rate adjustment required by Section 4.04(b) hereof with respect thereto shall then be made, except that, if determined by the Guarantor, (A) the “Record Date” of the Clause B Distribution and the Clause A Distribution, if any, shall be deemed to be the Record Date of the Clause C Distribution and (B) any Ordinary Shares or ADSs included in the Clause A Distribution or the Clause B Distribution shall not be deemed to be “outstanding immediately prior to the Close of Business on such Record Date” within the meaning of Section 4.04(b) hereof, and (iii) the Clause A Distribution, if any, shall be deemed to immediately follow the Clause C Distribution or the Clause B Distribution, as the case may be, except that, if determined by the Guarantor, (A) the “Record” of the Clause A Distribution and the Clause B Distribution, if any, shall be deemed to be the Ex-Dividend Date of the Clause C Distribution, and (B) any Ordinary Shares included in the Clause A Distribution shall not be deemed to be “outstanding immediately prior to the Close of Business on such Record Date or such effective date” within the meaning of Section 4.04(a) hereof.

(d) If any cash dividend or distribution is made to all or substantially all holders of the Ordinary Shares, the Exchange Rate shall be adjusted based on the following formula:

ER1 = ER0 x	SP0
SP0 - C

where,

ER0 =	the Exchange Rate in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution;

ER1 =	the Exchange Rate in effect immediately after the Close of Business on the Record Date for such dividend or distribution;

SP0 =	the Last Reported Sale Price per ADS on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution (divided by the number of Ordinary Shares represented by one ADS on such Trading Day); and

C =	the amount in cash per Ordinary Share that the Guarantor distributes to holders of Ordinary Shares.

If “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder shall receive, for each $1,000 principal amount of Notes it holds, at the same time and upon the same terms as holders of ADSs, the amount of cash that such Holder would have received if such Holder had owned a number of ADSs equal to the Exchange Rate in effect immediately prior to the record date for such cash dividend or distribution.

Such increases to the Exchange Rate shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Exchange Rate shall be decreased to be the Exchange Rate that would then be in effect if such dividend or distribution had not been declared.

(e) If the Guarantor or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Ordinary Shares or ADSs, to the extent that the cash and value of any other consideration included in the payment per Ordinary Share or ADS exceeds the Last Reported Sale Price per ADS on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Offer Expiration Date”) (divided by, in the case of Ordinary Shares, the number of Ordinary Shares represented by one ADS on such Trading Day), the Exchange Rate shall be increased based on the following formula:

ER1 = ER0 x	AC + (SP1 x OS1)
OS0 x SP1

where,

ER0 =	the Exchange Rate in effect immediately prior to the Close of Business on the Offer Expiration Date;

ER1 =	the Exchange Rate in effect immediately after the Close of Business on the Offer Expiration Date;

AC =	the aggregate value of all cash and any other consideration (as determined by the Guarantor’s Board of Directors) paid or payable for Ordinary Shares purchased in such tender or exchange offer;

OS0 =	the number of Ordinary Shares outstanding immediately prior to the expiration time of the tender or exchange offer on the Offer Expiration Date (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 =	the number of Ordinary Shares outstanding immediately after the expiration time of the tender or exchange offer on the Offer Expiration Date (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 =	the average of the Last Reported Sale Price per ADS (divided by, in the case of Ordinary Shares, the number of Ordinary Shares represented by one ADS on such Trading Day) over the 10 consecutive Trading Day period commencing on, and including, the Offer Expiration Date.

The adjustment to the Exchange Rate under the preceding paragraph of this Section 4.04(e) will be determined at the Close of Business on the tenth Trading Day immediately following, but excluding, the Offer Expiration Date but will be given effect at the Open of Business on the Trading Day next succeeding the Offer Expiration Date. In respect of any exchange during the 10 Trading Days commencing on the Trading Day next succeeding the Offer Expiration Date, references within this Section 4.04(e) to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the Offer Expiration Date to, but excluding, the relevant Exchange Date.

(f) Special Settlement Provisions.

In addition, notwithstanding anything to the contrary herein, if an Exchange Rate adjustment becomes effective, and a Holder that has exchanged its Notes with an Exchange Date occurring on or after the relevant Ex-Dividend Date and on or prior to the related Record Date would be treated as the record holder of ADSs or Ordinary Shares as of the related Exchange Date as described under Section 4.03 hereof based on an adjusted Exchange Rate for such Ex-Dividend Date, then, notwithstanding the foregoing Exchange Rate adjustment provisions, the Exchange Rate adjustment relating to such Ex-Dividend Date will not be made for such exchanging Holder. Instead, such Holder shall be treated as if such Holder were the registered owner of the ADSs or Ordinary Shares on an unadjusted basis and participated in the related dividend, distribution or other event giving rise to such adjustment.

(g) Poison Pill. If a Holder exchanges a Note, to the extent that the Guarantor has a rights plan in effect on the Exchange Date applicable to such Note, the Holder exchanging such Note will receive, in addition to the ADSs otherwise received in connection with such exchange on such Exchange Date, the rights under the rights plan, unless, prior to such Exchange Date, the rights have separated from the ADSs, in which case, and only in such case, the Exchange Rate will be adjusted at the time of separation as if the Guarantor distributed to all holders of Ordinary Shares or ADSs, Distributed Property as described in Section 4.04(c) hereof, subject to readjustment in the event of the expiration, termination or redemption of such rights.

(h) Limitation on Adjustments. Except as stated in this Section 4.04, the Company will not adjust the Exchange Rate for the issuance of Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares or the right to purchase Ordinary Shares or such convertible or exchangeable securities. If, however, the application of the formulas in Sections 4.04(a) through (e) hereof would result in a decrease in the Exchange Rate, then, except to the extent of any readjustment to the Exchange Rate, no adjustment to the Exchange Rate will be made (other than as a result of a reverse share split or share combination).

In addition, without limiting anything to the contrary herein, the Exchange Rate will not be adjusted:

(i) on account of share repurchases that are not tender offers referred to in Section 4.04(e) hereof, including structured or derivative transactions, or transactions pursuant to a share repurchase program approved by the Guarantor’s Board of Directors or otherwise;

(ii) upon the issuance of any Ordinary Shares or ADSs pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Guarantor’s securities and the investment of additional optional amounts in Ordinary Shares or ADSs under any plan;

(iii) upon the issuance of any Ordinary Shares or ADSs or options or rights to purchase those Ordinary Shares or ADSs pursuant to any present or future employee, director or consultant benefit plan, program or agreement of or assumed by the Guarantor or any of its Subsidiaries;

(iv) upon the issuance of any Ordinary Shares or ADSs pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in Section 4.04(h)(iii) immediately above and outstanding as of the date the Notes were first issued;

(v) for a change in the par value of the Ordinary Shares; or

(vi) for accrued and unpaid interest on the Notes, if any.

(i) For purposes of this Section 4.04, the number of Ordinary Shares or ADSs at any time outstanding shall not include shares held in the treasury of the Guarantor so long as the Guarantor does not pay any dividend or make any distribution on Ordinary Shares or ADSs held in the treasury of the Guarantor, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares or ADSs.

(j) If Ordinary Shares cease to be represented by ADRs issued under a depositary receipt program sponsored by the Guarantor, all references in this Indenture to ADSs related to the terms of the Notes will be deemed to have been replaced by a reference to the number of Ordinary Shares represented by ADSs on the last day on which the ADSs represented Ordinary Shares (as adjusted, pursuant to the provisions set forth in this Section 4.04, for any other property the ADSs represented), as if the Ordinary Shares and/or other property had been distributed to holders of the ADSs on that day.

Section 4.05 Discretionary and Voluntary Adjustments.

(a) Discretionary Adjustments. Whenever any provision of this Indenture requires the Company to calculate the Last Reported Sale Prices, or the ADS Prices for the purpose of a Make-Whole Fundamental Change, over a span of multiple days, the Company will make appropriate adjustments to each to account for any adjustment to the Exchange Rate that becomes effective, or any event requiring an adjustment to the Exchange Rate where the Record Date of the event occurs, at any time during the period when such Last Reported Sale Prices or ADS Prices are to be calculated.

(b) Voluntary Adjustments. To the extent permitted by applicable law and applicable requirements of The NASDAQ Global Market, the Company is permitted (but not required) to increase the Exchange Rate of the Notes (i) by any amount for a period of at least 20 Business Days if the Guarantor’s Board of Directors determines that such increase would be in the Company’s best interest or (ii) to avoid or diminish income tax to holders of the Ordinary Shares or ADSs or rights to purchase Ordinary Shares or ADSs in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

Section 4.06 Adjustment to Exchange Rate Upon Exchange in Connection with a Make-Whole Fundamental Change.

(a) Increase in the Exchange Rate. If a Make-Whole Fundamental Change occurs and a Holder elects to exchange its Notes in connection with such Make-Whole Fundamental Change, then the Company shall, to the extent provided herein, increase the Exchange Rate for the Notes so surrendered for exchange by a number of ADSs (the “Additional Shares”), as described in this Section 4.06. An exchange of Notes shall be deemed for these purposes to be “in connection with” a Make-Whole Fundamental Change if the relevant Exchange Notice is received by the Exchange Agent during the period from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the Close of Business on the second Business Day immediately prior to the related Fundamental Change Purchase Date or, if such Make-Whole Fundamental Change is not also a Fundamental Change, the 35th Business Day immediately following the Effective Date for such Make-Whole Fundamental Change.

(b) Cash Mergers. Notwithstanding anything to the contrary herein, if the consideration paid to holders of ADSs in any Make-Whole Fundamental Change described in clause (2) of the definition of “Fundamental Change” is comprised entirely of cash, then, for any exchange of Notes following the Effective Date of such Make-Whole Fundamental Change, the payment and delivery obligations upon the exchange of each $1,000 principal amount of Notes shall be calculated based solely on the ADS Price (determined in the manner described in Section 4.06(c)) for such Make-Whole Fundamental Change and shall be deemed to be an amount equal to the applicable Exchange Rate (including any adjustment as described in this Section 4.06) multiplied by such ADS Price. In such event, the Company’s Exchange Obligation will be determined and paid to Holders in cash on the third Business Day following the applicable Exchange Date. Otherwise, the Company will settle any exchange of the Notes following the Effective Date for a Make-Whole Fundamental Change in accordance with Section 4.03 hereof (but subject to Section 4.04 hereof).

(c) Determining the Number of Additional Shares. The number of Additional Shares, if any, by which the Exchange Rate will be increased for a Holder that exchanges its Notes in connection with a Make-Whole Fundamental Change shall be determined by reference to the table attached as Schedule A hereto, based on the Effective Date of the Make-Whole Fundamental Change, and the price (the “ADS Price”), as determined under the two immediately following sentences. If the holders of ADSs receive only cash in a Make-Whole Fundamental Change described in clause (2) of the definition of “Fundamental Change,” the ADS Price shall be the cash amount paid per ADS. Otherwise, the ADS Price shall be the average of the Last Reported Sale Price per ADS over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Effective Date of the Make-Whole Fundamental Change.

(d) Interpolation and Limits. The exact ADS Price and Effective Date may not be set forth in the table in Schedule A, in which case:

(i) If the ADS Price is between two ADS Prices in the table or the Effective Date is between two dates in the table, the number of Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower ADS Prices and the earlier and later dates, as applicable, based on a 365- or 366-day year, as applicable.

(ii) If the ADS Price is greater than $50.00 per ADS (subject to adjustment in the same manner as the ADS Prices set forth in the column headings of the table in Schedule A hereof), no Additional Shares will be added to the Exchange Rate.

(iii) If the ADS Price is less than $19.26 per ADS (subject to adjustments in the same manner as the ADS Prices set forth in the column headings of the table in Schedule A hereof), no Additional Shares will be added to the Exchange Rate.

Notwithstanding the foregoing, in no event will the Exchange Rate be increased on account of a Make-Whole Fundamental Change to exceed 51.9209 ADSs per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Exchange Rate is required to be adjusted as set forth in Section 4.04 hereof.

(iv) The ADS Prices set forth in the column headings of the table in Schedule A hereto shall be adjusted as of any date on which the Exchange Rate of the Notes is otherwise required to be adjusted. The adjusted ADS Prices shall equal the ADS Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Exchange Rate immediately prior to such adjustment giving rise to the ADS Price adjustment and the denominator of which is the Exchange Rate as so adjusted. The number of Additional Shares set forth in such table shall be adjusted in the same manner and at the same time as the Exchange Rate is required to be adjusted as set forth in Section 4.04.

(e) Notices. The Company shall notify the Holders, the Trustee and the Exchange Agent of the Effective Date of any Make-Whole Fundamental Change and issue a press release announcing such Effective Date no later than five Business Days after such Effective Date.

Section 4.07 Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale.

(a) Share Exchange Events. In the case of:

(i) any recapitalization, reclassification or change of Ordinary Shares (other than changes resulting from a subdivision or combination);

(ii) any consolidation, merger, combination or similar transaction involving the Guarantor;

(iii) any sale, lease or other transfer to a third party of substantially all of the consolidated assets of the Guarantor and its Subsidiaries; or

(iv) any statutory share exchange,

in each case, as a result of which the ADSs would be converted into, or exchanged for, or represent solely the right to receive, shares, stock other securities or other property or assets (including cash or any combination thereof) (any such event, a “Share Exchange Event” and any such shares, stock, other securities or other property or assets, “Reference Property,” and the amount of Reference Property that a holder of one ADS immediately prior to such Share Exchange Event would have been entitled to receive upon the occurrence of such Share Exchange Event, a “Reference Property Unit”), then the Company or the successor or purchasing company, as the case may be, shall (i) notify the Trustee promptly in writing and issue a press release containing the relevant information, or make such relevant information available on its website and (ii) execute with the Trustee a supplemental indenture providing that, at and after the effective time of such Share Exchange Event, the right to exchange each $1,000 principal amount of Notes for ADSs shall be changed into a right to exchange such principal amount of Notes into the type and amount of Reference Property that a holder of a number of ADSs equal to the Exchange Rate immediately prior to such specified transaction would have owned or been entitled to receive upon such Share Exchange Event.

If a Share Exchange Event causes the Ordinary Shares to be converted into, or exchanged for, or represent solely the right to receive, more than a single type of consideration (determined based in part upon any form of stockholder election), then (i) the Reference Property shall be deemed to be the weighted average, per Ordinary Share, of the types and amounts of consideration received by the holders of Ordinary Shares that affirmatively make such an election (or, if no holders of Ordinary Shares make such an election, the types and amounts of consideration actually received by holders of Ordinary Shares), and (ii) the Reference Property Unit for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Ordinary Share. The Guarantor shall notify Holders, the Trustee and the Exchange Agent (if other than the Trustee) in writing of such weighted average as soon as practicable after such determination is made.

Such supplemental indenture described in the second immediately preceding paragraph shall provide, to the extent the Reference Property is comprised, in whole or in part, of Common Equity, for anti-dilution and other adjustments that are as nearly equivalent as possible to the adjustments provided for in this Article 4. If the Reference Property in respect of any Share Exchange Event includes shares, securities or other property or assets of a Person other than the Company, the Guarantor or, in the case of a transaction described in Article 9, the Successor Company, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of Notes, including the right of Holders to require the Company to purchase their Notes upon a Fundamental Change pursuant to Article 3, as the Guarantor’s Board of Directors shall reasonably consider necessary by reason of the foregoing.

(b) If the Company executes a supplemental indenture pursuant to this Section 4.07, as promptly as practicable, the Company shall file with the Trustee (i) an Officer’s Certificate briefly describing such Share Exchange Event, the composition of a Reference Property Unit for such Share Exchange Event, any adjustment to be made with respect thereto and that all conditions precedent to such Share Exchange Event under this Indenture have been complied with and (ii) an Opinion of Counsel that such supplemental indenture is authorized and permitted by this Indenture and is the legal, valid and binding obligation of the Company or such successor purchasing company as the case may be. Any failure to deliver such Officer’s Certificate shall not affect the legality or validity of such supplemental indenture. The Company shall also issue a press release containing such information or shall make such press release available on its website in lieu of such press release.

(c) The Company shall not become a party to any Share Exchange Event unless its terms are consistent with this Section 4.07. None of the foregoing provisions shall affect the right of a Holder of Notes to exchange its Notes as set forth in Section 4.01 and Section 4.02 prior to the effective date of such Share Exchange Event.

(d) The provisions of this Section 4.07 shall apply successively to successive Share Exchange Events.

Section 4.08 Certain Covenants.

(a) Reservation of ADSs. To the extent necessary to satisfy the Company’s obligations under this Indenture, prior to issuing any Ordinary Shares or ADSs, the Guarantor will reserve out of its authorized but unissued Ordinary Shares underlying a sufficient number of ADSs to permit the exchange of the Notes.

(b) Certain other Covenants. The Company and the Guarantor covenant that ADSs that may be issued upon exchange of Notes shall be issued in book-entry format, shall be newly issued securities or treasury securities, shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from preemptive rights and free from any tax, lien or charge (other than those created by the Holder or due to a change in registered owner). The Guarantor shall list or cause to have quoted any ADSs to be issued upon exchange of Notes on each national securities exchange or over-the-counter or other domestic market on which the ADSs are then listed or quoted.

In addition, the Guarantor will not undertake any transaction that would result in it being required, pursuant to this Indenture, to adjust the Exchange Rate such that the quotient of the Exchange Price per ADS divided by the number of Ordinary Shares represented by one ADS at the time of such transaction will be less than the par value per Ordinary Share.

Section 4.09 Responsibility of Trustee. The Trustee and any Exchange Agent shall not at any time be under any duty or responsibility to any Holder of Notes to determine or calculate the Exchange Rate, to determine whether any facts exist which may require any adjustment of the Exchange Rate, or to confirm the accuracy of any such adjustment when made or the appropriateness of the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Exchange Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any ADS or of any other securities or property that may at any time be issued or delivered upon the exchange of any Notes; and the Trustee and the Exchange Agent make no representations with respect thereto. Neither the Trustee nor any Exchange Agent shall be responsible for any failure of the Guarantor to issue, transfer or deliver any Ordinary Shares or ADSs or stock certificates or other securities or property or cash upon the surrender of any Notes for the purpose of exchange or to comply with any of the duties, responsibilities or covenants of the Guarantor or the Company contained in this Article 4. The rights, privileges, protections, immunities and benefits given to the Trustee, including without limitation its right to be compensated, reimbursed and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, including its capacity as Exchange Agent.

Section 4.10 Notice of Adjustment to the Trustee. Whenever the Exchange Rate is adjusted as herein provided, the Company shall promptly (i) file with the Trustee and any Exchange Agent (if other than the Trustee) an Officer’s Certificate setting forth the Exchange Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment; provided that unless and until a Responsible Officer of the Trustee shall have received such Officer’s Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Exchange Rate and may assume that the last Exchange Rate of which it has knowledge is still in effect and (ii) deliver written notice to each Holder, at his or her last address appearing on the Register provided for in Section 2.06 of this Indenture, stating that such adjustment has become effective and the Exchange Rate or exchange privilege as adjusted. Failure to deliver such notice shall not affect the legality, effectiveness or validity of any such adjustment and shall not be an Event of Default under this Indenture.

Section 4.11 Notice to Holders.

(a) Notice to Holders Prior to Certain Actions. The Company shall deliver to each Holder written notices of the events specified below at the times specified below and containing the information specified below unless, in each case (i) pursuant to this Indenture, the Company is already required to deliver notice of such event containing at least the information specified below at an earlier time or (ii) the Company, at the time it is required to deliver a notice, does not have knowledge of all of the information required to be included in such notice, in which case, the Company shall (A) deliver notice at such time containing only the information that it has knowledge of at such time (if it has knowledge of any such information at such time), and (B) promptly upon obtaining knowledge of any such information not already included in a notice delivered by the Company, deliver notice to each Holder containing such information. In each case, the failure by the Company to give such notice, or any defect therein, shall not affect the legality or validity of such event.

(i) Issuances, Distributions, and Dividends and Distributions. If the Guarantor (A) announces any issuance of any rights, options or warrants that would require an adjustment in the Exchange Rate pursuant to Section 4.04(b) hereof; (B) authorizes any distribution that would require an adjustment in the Exchange Rate pursuant to Section 4.04(c) hereof (including any separation of rights from the Ordinary Shares described in Section 4.04(g) hereof); or (C) announces any dividend or distribution that would require an adjustment in the Exchange Rate pursuant to Section 4.04(d) hereof, then the Company shall deliver to the Holders, as promptly as practicable after the holders of the Ordinary Shares or ADSs are notified of such event, notice describing such issuance, dividend or distribution, as the case may be, and stating the expected Ex-Dividend Date and record date for such issuance, dividend or distribution, as the case may be. In addition, the Company shall deliver to the Holders, with a copy to the Trustee, written notice if the consideration included in such issuance, dividend or distribution, or the Ex-Dividend Date or record date of such issuance, dividend or distribution, as the case may be, changes.

(ii) Tender and Exchange Offers. If the Guarantor announces any tender or exchange offer that could require an adjustment in the Exchange Rate pursuant to Section 4.04(e) hereof, the Company shall deliver to the Holders and the Trustee on the day the Guarantor publicly announces such tender or exchange offer, and, if the Guarantor is required to file with the Commission a Schedule TO in connection with such tender or exchange offer, an additional written notice (i) when the Guarantor first files such Schedule TO, which notice shall include the address at which such Schedule TO is available on the Commission’s EDGAR system (or any successor thereto), and (ii) whenever the Guarantor files an amendment to such Schedule TO, which notice shall include the address at which such amendment is available on the Commission’s EDGAR system (or any successor thereto).

(iii) Voluntary Increases. If the Company increases the Exchange Rate pursuant to Section 4.05(b), the Company shall deliver notice to the Holders and the Trustee at least two Scheduled Trading Days prior to the date on which such increase will become effective, which notice shall state the date on which such increase will become effective and the amount by which the Exchange Rate will be increased.

(iv) Dissolutions, Liquidations and Winding-Ups. If there is a voluntary or involuntary dissolution, liquidation or winding-up of the Company or the Guarantor, the Company shall deliver notice to the Holders and the Trustee as promptly as possible, but in any event prior to the earlier of (i) the date on which such dissolution, liquidation or winding-up, as the case may be, is expected to become effective or occur, and (ii) the date as of which it is expected that holders of Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such dissolution, liquidation or winding-up, as the case may be, which notice shall state the expected effective date and record date for such event, as applicable, and the amount and kind of property that a holder of one Ordinary Share is expected to be entitled, or may elect, to receive in such event. The Company shall deliver an additional written notice to Holders and the Trustee, as promptly as practicable, whenever the expected effective date or record date, as applicable, or the amount and kind of property that a holder of one Ordinary Share is expect to be entitled to receive in such event, changes.

ARTICLE 5.

COVENANTS

Section 5.01 Payment of Principal, Interest, Put Right Repurchase Price, Fundamental Change Purchase Price and Redemption Price.

The Company covenants and agrees that it will cause to be paid the principal of (including the Put Right Repurchase Price, Fundamental Change Purchase Price and Redemption Price, if applicable) and accrued and unpaid interest, if any, on each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

Section 5.02 Maintenance of Office or Agency.

The Company will maintain in the continental United States an office of the Paying Agent, an office of the Registrar and an office or agency where Notes may be surrendered for exchange (“Exchange Agent”) and where notices and demands (other than service of process) to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands (other than service of process) may be made or served at the Corporate Trust Office or the office or agency of the Trustee.

The Company may also from time to time designate as co-registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the continental United States for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Exchange Agent” include any such additional or other offices or agencies, as applicable.

The Company hereby initially designates the Trustee as the Paying Agent, Registrar, Custodian and Exchange Agent, and its Corporate Trust Office, which shall be in the continental United States, shall be considered as one such office or agency of the Company for each of the aforesaid purposes. The Company may, however, change the Paying Agent or Registrar without notice to the Holders. The Company or its Affiliates may act as Paying Agent or Registrar.

With respect to any Global Note, the Corporate Trust Office of the Trustee or any Paying Agent shall be the place of payment where such Global Note may be presented or surrendered for payment or exchange or for registration of transfer or exchange, or where successor Notes may be delivered in exchange therefor; provided, however, that any such payment, exchange, presentation, surrender or delivery effected pursuant to the Applicable Procedures for such Global Note shall be deemed to have been effected at the place of payment for such Global Note in accordance with the provisions of this Indenture.

Section 5.03 Provisions as to Paying Agent.

(a) If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 5.03:

(i) that it will hold all sums held by it as such agent for the payment of the principal of, any premium on, accrued and unpaid interest, if any, on, or any Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, the Notes held in trust for the benefit of the holders of the Notes;

(ii) that it will give the Trustee prompt written notice of any failure by the Company to make any payment of the principal of, any premium on, accrued and unpaid interest, if any, on, or any Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

The Company shall, on or before each due date of the principal of, any premium on, accrued and unpaid interest, if any, on, or any Fundamental Change Purchase Price of Redemption Price for, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal, premium, accrued and unpaid interest, or any Fundamental Change Purchase Price or Redemption Price, as the case may be, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee in writing of any failure to take such action, provided that, if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal of, any premium on, accrued and unpaid interest, if any, on, or any Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such amount so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any such payment when the same shall become due and payable.

(c) Anything in this Section 5.03 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Company or any Paying Agent hereunder as required by this Section 5.03, such sums to be held by the Trustee upon the trusts herein contained and upon such payment by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability with respect to such sums.

(d) Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, any premium on, accrued and unpaid interest, if any, on, or any Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, any Note and remaining unclaimed for two years after such principal, premium, accrued and unpaid interest, or any Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price has become due and payable shall be paid to the Company on request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that before the Trustee or such Paying Agent are required to make any such repayment, the Company shall cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The Borough of Manhattan, The City of New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 calendar days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 5.04 Reports.

(a) The Guarantor will file with the Trustee, within 15 calendar days after it is required to file the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Any such report, information or document that the Guarantor files with the Commission through the EDGAR system (or any successor thereto) will be deemed to be delivered to the Trustee for the purposes of this Section 5.04 at the time of such filing through the EDGAR system (or such successor thereto); provided, however, that the Trustee shall have no responsibility to determine whether such filings have been made.

(b) Delivery of any such reports, information and documents to the Trustee shall be for informational purposes only, and the Trustee’s receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Guarantor’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(c) At any time the Guarantor is not subject to Section 13 or 15(d) of the Exchange Act, the Company and the Guarantor will, so long as any of the Notes or the ADSs delivered upon exchange of the Notes will, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Trustee and will, upon written request, provide to any Holder, beneficial owner or prospective purchaser of such Notes or such ADSs the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or such ADSs pursuant to Rule 144A under the Securities Act. The Company and the Guarantor will take such further action as any Holder or beneficial owner of such Notes or such ADSs may reasonably request from time to time to enable such Holder or beneficial owner to sell such Notes or such ADSs in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time.

Section 5.05 Statements as to Defaults. The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate, stating whether or not to the knowledge of the signer thereof the Company or the Guarantor are in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided under this Indenture) and, if the Company or the Guarantor are in default, specifying all such Default or Event of Defaults and the nature and the status thereof of which he or she may have knowledge. In addition, the Company shall deliver to the Trustee, as soon as possible, and in any event within 30 calendar days after the Company becomes aware of the occurrence of any Default or Event of Default, an Officer’s Certificate setting forth the details of such Default or Event of Default, its status and the action that the Company proposes to take with respect thereto. Such Officer’s Certificate shall also comply with any additional requirements set forth in Section 5.07 hereof.

Section 5.06 Additional Interest Notice. If Additional Interest is payable by the Company pursuant to Section 5.08 hereof or Section 6.03 hereof, the Company shall deliver to the Trustee an Officer’s Certificate, prior to the Regular Record Date for each applicable Interest Payment Date, to that effect stating (a) the amount of such Additional Interest that is payable and (b) the date on which such interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

Section 5.07 Compliance Certificate and Opinions of Counsel.

(a) Except as otherwise expressly provided in this Indenture, upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent and covenants, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

(b) Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

(c) All applications, requests, certificates, statements or other instruments given under this Indenture shall be without personal recourse to any individual giving the same and may include an express statement to such effect.

Section 5.08 Additional Interest.

(a) If, at any time during the six-month period beginning on, and including, the date which is six months after the Last Original Issuance Date, the Guarantor fails to timely file any document or report that the Guarantor is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable, or the

Notes are not otherwise Freely Tradable, including pursuant to Rule 144 under the Securities Act, by Holders other than “affiliates” (within the meaning of Rule 144) of the Company or the Guarantor or Holders that were “affiliates” (within the meaning of Rule 144) of the Company or the Guarantor during the 90 days immediately preceding the date of the proposed transfer (as a result of restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes) the Company shall pay Additional Interest that will accrue on the Notes at the rate of 0.50% per annum of the principal amount of Notes then Outstanding for each day during such period for which the Guarantor’s failure to file has occurred and is continuing or for which the restrictions on transfer are applicable; provided that such period shall end on the date that is one year from the Last Original Issuance Date.

(b) The Company will use reasonable efforts to cause the Notes, to bear an unrestricted CUSIP number no later than the 375th day after the Last Original Issuance Date of the Notes, subject to the Applicable Procedures. If, and for so long as, the Restricted Notes Legend has not been removed (or deemed removed) from the Notes, the Notes are not assigned (or deemed assigned) an unrestricted CUSIP number or the Notes are not otherwise Freely Tradable by Holders other than “affiliates” (within the meaning of Rule 144) of the Company or the Guarantor or Holders that were “affiliates” (within the meaning of Rule 144) of the Company or the Guarantor during the 90 days immediately preceding the date of the proposed transfer (without restrictions pursuant to U.S. securities laws or the terms of this Indenture or the Notes) as of the 375th day after the Last Original Issuance Date, the Company will pay Additional Interest on the Notes. Additional Interest will accrue on the Notes at the rate of 0.50% per annum of the principal amount of Notes then outstanding until such Restricted Notes Legend is removed (or deemed removed), the Notes are assigned (or deemed assigned) an unrestricted CUSIP number, the Notes are Freely Tradable and the Trustee and the Holders have, in each case, been notified thereof.

(c) Such Additional Interest that is payable shall be payable in arrears on each Interest Payment Date following accrual in the same manner as regular interest on the Notes and will be separate and distinct from, and in addition to any Additional Interest that may accrue as described under Section 6.03.

Section 5.09 Corporate Existence. Subject to Article 9, the Company and the Guarantor, respectively, shall do or cause to be done all things necessary to preserve and keep in full force and effect their corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company and the Guarantor, respectively, shall not be required to preserve any such right or franchise if, in the judgment of the Company or the Guarantor, as the case may be, the preservation thereof is no longer desirable in the conduct of the business of the Company or the Guarantor, respectively.

Section 5.10 Restriction on Resales. The Company and the Guarantor shall not, and shall use reasonable efforts to not permit any Affiliate of the Company or the Guarantor to, resell any of the Notes that have been reacquired by the Company, the Guarantor or any of such Affiliates.

Section 5.11 Company to Furnish Trustee Names and Addresses of Holders. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If at any time the Trustee is not the Registrar, the Company shall furnish or cause to be furnished to the Trustee:

(a) semi-annually, not later than the 5th day after each Regular Record Date, a list, in such form as the Trustee may reasonably require, containing all the information in the possession or control of the Company, or any of its Paying Agents other than the Trustee, of the names and addresses of the Holders, as of such preceding Regular Record Date, and

(b) at such other times as the Trustee may request in writing, within 10 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

Section 5.12 Additional Amounts.

(a) All payments and deliveries made by or on behalf of the Company or the Guarantor, or any successor to the Company or the Guarantor under or with respect to any Note, including, but not limited to, payments of principal (including the Put Right Repurchase Price, Fundamental Change Purchase Price and Redemption Price, if applicable), premium, if any, payments of interest, including any Additional Interest, and payments of cash and/or deliveries of ADSs (together with payments of cash for any fractional ADS) upon exchange and any payments under the Guarantee pursuant to Article 12, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied (including any penalties and interest related thereto) (“Applicable Taxes”) unless such withholding or deduction is required by law. In the event that any such withholding or deduction is so required by or within (1) the Cayman Islands or Ireland (meaning the island of Ireland exclusive of Northern Ireland) (or, in each case, any political subdivision or taxing authority thereof or therein), (2) any jurisdiction in which the Company or the Guarantor or any of their respective successors are, for tax purposes, incorporated, organized or resident or doing business (or any political subdivision or taxing authority thereof or therein) or (3) any jurisdiction from or through which payment is made (or any political subdivision or taxing authority thereof or therein) (each of (1), (2) and (3), as applicable, a “Relevant Taxing Jurisdiction”), the Company or the Guarantor, as appropriate, shall pay to the Holder of each Note such additional amounts (the “Additional Amounts”) as may be necessary to ensure that the net amount received by the beneficial owner after such withholding or deduction (and after deducting and withholding any Applicable Taxes on the Additional Amounts) will equal the amounts that would have been received by such beneficial owner had no such withholding or deduction been required; provided that no additional amounts will be payable:

(i) for or on account of:

(A) any Applicable Taxes that would not have been imposed but for:

(1) other than in respect of Irish dividend withholding tax, the existence of any present or former connection between the relevant Holder or beneficial owner of such Note and the Relevant Taxing Jurisdiction, other than merely acquiring or holding such Note or the receipt of payments under or in respect of the Note or Guarantee or the exercise or enforcement of rights under the Note or Guarantee, including, without limitation, such Holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Taxing Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(2) the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment of the principal of (including the Put Right Repurchase Price, Fundamental Change Purchase Price and Redemption Price, if applicable), premium, if any, and interest on, such Note became due and payable pursuant to the terms thereof or was made or duly provided for (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period); or

(3) the failure of the Holder or beneficial owner to comply with a written request provided reasonably in advance to allow compliance (at least 90 days before any such withholding or deduction would be payable) from the Company, the Guarantor or any successor to the Company or the Guarantor, addressed to the Holder or beneficial owner, as the case may be, in each case, to the extent such Holder or beneficial owner is legally entitled to, to provide certification, information, documents or other evidence concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration or satisfy any other reporting requirement relating to such matters, if and to the extent that due and timely compliance with such request is required by statute, regulation or administrative practice of the Relevant Taxing Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner;

(B) any estate, inheritance, gift, sale, personal property or similar Applicable Taxes;

(C) any Applicable Taxes that are payable otherwise than by withholding or deduction from payments under or with respect to the Notes;

(D) any tax imposed on or with respect to any payment by the Company to the Holder if such Holder is a fiduciary, partnership, limited liability company or Person other than the sole beneficial owner of such payment to the extent that taxes would not have been imposed on such payment had such Holder been the sole beneficial owner of such Note;

(E) any taxes that are imposed or withheld pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as of the Issue Date (or any amended or successor version of such sections that is substantively comparable and not materially more onerous), any regulations promulgated thereunder, any official interpretations thereof, any similar law or regulation adopted pursuant to an intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any agreements entered into pursuant to Section 1471(b)(1) of the Code; or

(F) any combination of Applicable Taxes referred to in the preceding clauses (A), (B), (C), (D) or (E).

(b) In addition to the foregoing, the Company and the Guarantor shall also pay and indemnify the Holder for any present or future stamp, issue, registration, value added, court or documentary taxes, or any other excise or property taxes, charges or similar levies or taxes (including penalties, interest and any other reasonable expenses related thereto) which are levied by any Relevant Taxing Jurisdiction on the execution, delivery, registration or enforcement of any of the Notes, this Indenture, the Guarantee or any other document or instrument referred to therein or the receipt of payments with respect thereto.

(c) In the event that the Company or the Guarantor become after the Issue Date obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or the Guarantee, the Company or the Guarantor, as the case may be, shall deliver to the Trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company or the Guarantor shall notify the Trustee promptly thereafter) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Officer’s Certificate must also set forth any other information reasonably necessary to enable the Paying Agent or the Exchange Agent, as the case may be, to pay Additional Amounts to Holders on the relevant payment date. The Trustee shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary.

(d) The Company or the Guarantor, as appropriate, shall make all withholdings and deductions required by law and shall remit the full amount deducted or withheld to the Relevant Taxing Authority in accordance with applicable law. Within 60 days after the date the payment of any taxes so deducted or withheld is made, the Company shall provide to the Trustee an official receipt or, if official receipts are not obtainable, other documentation evidencing the payment of any Applicable Taxes so deducted or withheld. The Company will attach to each certified copy or other document a certificate stating the amount of such Applicable Taxes paid per $1,000 principal amount of the Notes then outstanding. Copies of those receipts or other documentation, as the case may be, shall be made available by the Trustee to the Holders of the Notes, upon written request.

(e) Any reference in this Indenture or the Notes in any context to the payment of cash and/or the delivery of ADSs (together with payments of cash for fractional ADSs) upon exchange of the Notes or the payment of principal of (including the Put Right Repurchase Price, Fundamental Change Purchase Price and Redemption Price, if applicable), and any premium or interest, including any Additional Interest, on, any Note or any other amount payable with respect to such Note, shall be deemed to include payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f) The above obligations in this Section 5.12 will survive termination, defeasance or discharge of this Indenture or any transfer by a Holder or beneficial owner of its Notes and will apply mutatis mutandis to any jurisdiction in which any of the Company or the Guarantor’s respective successors is for tax purposes then incorporated, organized or resident or doing business (or any political subdivision or taxing authority thereof or therein) or any jurisdiction from or through which payment is made (or any political subdivision or taxing authority thereof or therein).

Section 5.13 Listing of the Notes. The Company shall apply for the notes to be admitted to the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market (“GEM”), and the Company shall use its reasonable best efforts to procure the listing of the Notes on GEM as promptly as practicable after the original issuance of the Notes and prior to October 1, 2015. The Company shall promptly notify the Trustee in writing when the Notes are listed on any stock exchange and of any delisting thereof.

Section 5.14 Company Filing. The Company shall file U.S. Internal Revenue Service Form 8832, electing to be disregarded as an entity separate from the Guarantor for U.S. federal tax purposes, to be effective on or prior to the issuance of the Notes and, for so long as the Company remains eligible under applicable U.S. Treasury Regulations to elect its classification for U.S. federal tax purposes, will take any action reasonably necessary to maintain its status as an entity disregarded from Guarantor for U.S. federal tax purposes.

ARTICLE 6.

REMEDIES

Section 6.01 Events of Default. Each of the following events shall be an “Event of Default” with respect to the Notes:

(a) default in any payment of interest on any Note when due and payable, and the default continues for a period of 30 calendar days;

(b) default in the payment of the principal of or premium, if any, on any Note (including the Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price, if applicable) when due and payable on the Maturity Date, upon required repurchase, upon optional redemption, upon declaration of acceleration or otherwise;

(c) failure by the Company to comply with its obligations under Article 4 hereof to exchange the Notes into ADSs, upon exercise of a Holder’s exchange right;

(d) failure by the Company or the Guarantor to comply with their respective obligations under Article 9 hereof;

(e) failure by the Company to issue a notice in accordance with the provisions of Section 3.01 hereof;

(f) failure by the Company for 60 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then Outstanding (a copy of which notice, if given by Holders, must also be given to the Trustee) has been received by the Company to comply with any of its other agreements contained in the Notes or this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section 6.01 specifically provided for or that is not applicable to the Notes), which notice shall state that it is a “Notice of Default” hereunder;

(g) default by the Company, the Guarantor or any of the Guarantor’s other Subsidiaries with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any indebtedness for money borrowed in excess of $25,000,000 (or its foreign currency equivalent at the time) in the aggregate of the Company, the Guarantor and/or any of the Guarantor’s other Subsidiaries, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such indebtedness when due and payable at its stated maturity, upon redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(h) a final judgment for the payment of $25,000,000 (or its foreign currency equivalent at the time) or more (excluding any amounts covered by insurance or bond) rendered against the Company, the Guarantor or any of the Guarantor’s other Subsidiaries by a court of competent jurisdiction, which judgment is not discharged, stayed, vacated, paid or otherwise satisfied within 30 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(i) the Company, the Guarantor or any Significant Subsidiary of the Guarantor shall commence a voluntary case or other proceeding seeking the liquidation, reorganization or other relief with respect to the Company, the Guarantor or such Significant Subsidiary or its debts under any bankruptcy, insolvency, examinership or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, examiner, custodian or other similar official of the Company, the Guarantor or such Significant Subsidiary of the Guarantor or any substantial part of the Company’s, the Guarantor’s or such Significant Subsidiary of the Guarantor’s property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due;

(j) an involuntary case or other proceeding shall be commenced against the Company, the Guarantor or any Significant Subsidiary of the Guarantor seeking liquidation, reorganization or other relief with respect to the Company, the Guarantor or such Significant Subsidiary of the Guarantor or its debts under any bankruptcy, insolvency, examinership or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, examiner, custodian or other similar official of the Company, the Guarantor or such Significant Subsidiary of the Guarantor or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty consecutive days; or

(k) the Guarantee ceases to be in full force and effect (except as contemplated by the terms of this Indenture) or is declared null and void in a judicial proceeding or the Guarantor denies or disaffirms its obligations under this Indenture or the Guarantee.

Section 6.02 Acceleration; Waiver.

(a) If an Event of Default (other than an Event of Default specified in Section 6.01(i) hereof or Section 6.01(j) hereof with respect to the Company) occurs and is continuing, and is known to the Trustee, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the Notes then Outstanding by written notice to the Company and the Trustee may declare 100% of the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes then Outstanding to be due and payable immediately. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, shall be due and payable immediately. If an Event of Default specified in Section 6.01(i) or Section 6.01(j) with respect to the Company occurs and is continuing, 100% of the principal of, premium, if any, and accrued and unpaid interest, if any, on all Notes shall automatically become due and payable.

(b) The Holders of a majority in aggregate principal amount of Notes at the time outstanding, by written notice to the Trustee and the Company, may waive any current or past Default or Event of Default (except with respect to (i) any failure by the Company to pay the principal of or accrued interest on the Notes (including the Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price, if applicable), (ii) any failure by the Company to comply with its obligations to purchase Notes when required to do so under Article 3, (iii) any failure by the Company to pay or deliver, as the case may be, the consideration due upon exchange of the Notes or (iv) any covenant or provision of this Indenture or the Notes that cannot be modified or amended without the consent of all Holders as provided for in Section 8.02) and may rescind any acceleration of the notes if (x) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (y) all existing Events of Default, other than the nonpayment of the principal of and interest on the Notes have become due solely by such acceleration, have been cured or waived.

(c) Each Holder shall have the right to receive payment or delivery, as the case may be, of: (i) the principal (including the Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price, if applicable) of; (ii) accrued and unpaid interest on; and (iii) the consideration due upon exchange of its Notes, on or after the respective due dates expressed or provided for herein, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such Holder.

Section 6.03 Additional Interest.

(a) Notwithstanding Section 6.02 hereof, to the extent the Company elects, the sole remedy for an Event of Default under Section 6.01(f) relating to the Guarantor’s failure to comply with Section 5.04(a) hereof (such Event of Default, a “Reporting Event of Default”), will, after the occurrence of such Reporting Event of Default consist exclusively of the right to receive Additional Interest on the Notes at a rate equal to 0.50% per annum of the principal amount of the Notes then Outstanding for each day during the 120-day period beginning on, and including, the day on which such Reporting Event of Default occurs during which such Reporting Event of Default is continuing (and neither waived nor cured) (subject to 6.03(d), in addition to any Additional Interest that may accrue as described under Section 5.08).

(b) On the 121st day after the date on which the Reporting Event of Default occurred (if such Reporting Event of Default has not been cured or waived prior to such 121st day), the Notes will be subject to acceleration as provided in Section 6.02 hereof.

(c) In order to elect to pay the Additional Interest as the sole remedy during the first 120 days after the occurrence of a Reporting Event of Default, the Company must notify all Holders of Notes, the Trustee and the Paying Agent in writing of such election prior to the beginning of such 120-day period. Upon the Company’s failure to timely give such notice, the Notes shall be immediately subject to acceleration as provided in Section 6.02 hereof. In the event the Company does not elect to pay Additional Interest following a Reporting Event of Default or the Company elects to pay Additional Interest but does not pay the Additional Interest when due, the Notes will be subject to acceleration as provided in Section 6.02 hereof. Except as provided in the Section 6.03(d) below, nothing in this Section 6.03 shall affect the rights of Holders of Notes in the event of the occurrence of any other Event of Default.

(d) Such Additional Interest will be payable in arrears on each Interest Payment Date following accrual in the same manner as regular interest on the Notes and will be separate and distinct from, and in addition to any Additional Interest that may accrue pursuant to Section 5.08.

(e) With regard to any Reporting Event of Default, no Additional Interest shall accrue, and no right to declare the principal or other amounts due and payable in respect of the Notes shall exist, after such Reporting Event of Default has been cured.

Section 6.04 Control by Majority. At any time, the Holders of a majority of the aggregate principal amount of the then Outstanding Notes may direct in writing the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines to be unduly prejudicial to the rights of a Holder or to the Trustee, or that would potentially involve the Trustee in personal liability unless the Trustee is offered indemnity or security satisfactory to it against any loss, liability or expense to the Trustee that may result from the Trustee’s following such direction. Prior to taking any action hereunder, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

Section 6.05 Limitation on Suits. Subject to Section 6.06 hereof, no Holder may pursue a remedy with respect to this Indenture or the Notes unless:

(a) such Holder has previously delivered to the Trustee written notice that an Event of Default has occurred and is continuing;

(b) the Holders of at least 25% of the aggregate principal amount of the then Outstanding Notes deliver to the Trustee a written request that the Trustee pursue a remedy with respect to such Event of Default;

(c) such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against any loss, liability or other expense of compliance with such written request;

(d) the Trustee has not complied with such written request within 60 days after receipt of such written request and offer of indemnity or security; and

(e) during such 60-day period, the Holders of a majority of the aggregate principal amount of the then Outstanding Notes did not deliver to the Trustee a direction inconsistent with such written request.

Section 6.06 Rights of Holders to Receive Payment and to Exchange. Notwithstanding anything to the contrary elsewhere in this Indenture, the right, which is absolute and unconditional, of any Holder to receive payment of the principal of, premium, if any, interest on, Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, on or after the respective due date, and to exchange its Notes and receive the delivery of ADSs due with respect to such Notes in accordance with Article 4 hereof, or to bring suit for the enforcement of any such payment or exchange rights, will not be impaired or affected without the consent of such Holder and will not be subject to the requirements of Section 6.05 hereof.

Section 6.07 Collection of Indebtedness; Suit for Enforcement by Trustee. If an Event of Default specified in Section 6.01(a), 6.01(b) or 6.01(c) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium on, interest on, Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, and the number of ADSs due upon the exchange of, the Notes, and such further amount as is sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, as well as any other amounts that may be due under Section 10.07 hereof.

Section 6.08 Trustee May Enforce Claims Without Possession of Notes. All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the compensation, and reasonable expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders in respect of which such judgment has been recovered.

Section 6.09 Trustee May File Proofs of Claim. The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, the Guarantor or their respective creditors or property and, unless prohibited by law or applicable regulations, will be entitled to collect, receive and distribute any money or other property payable or deliverable on any such claims, and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and, in the event that the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 10.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 10.07 hereof out of the estate in any such proceeding, will be denied for any reason, payment of the same will be secured by a lien on, and is paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding, whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained will be deemed to authorize the Trustee to authorize or consent to, or to accept or to adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 6.11 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.09 hereof, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.12 Delay or Omission Not a Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time and as often as may be deemed expedient by the Trustee (subject to the limitations contained in this Indenture) or by the Holders, as the case may be.

Section 6.13 Priorities. If the Trustee collects any money pursuant to this Article 6, it will pay out the money in the following order:

FIRST: to the Trustee, its agents and attorneys for amounts due under Section 10.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

SECOND: to the Holders, for any amounts due and unpaid on the principal of, premium on, accrued and unpaid interest on, Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, and any cash due upon exchange of any Note, without preference or priority of any kind, according to such amounts due and payable on all of the Notes; and

THIRD: the balance, if any, to the Company or to such other party as a court of competent jurisdiction directs.

The Trustee may fix a record date and payment date for any payment to the Holders pursuant to this Section 6.13. If the Trustee so fixes a record date and a payment date, at least 15 calendar days prior to such record date, the Trustee will deliver to each Holder a written notice, which notice will state such record date, such payment date and the amount of such payment.

Section 6.14 Undertaking for Costs. All parties to this Indenture agree, and each Holder, by such Holder’s acceptance of a Note, shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of this Section 6.14 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in aggregate principal amount of the Notes then Outstanding, or to any suit instituted by any Holder for the enforcement of the payment of the principal of, any premium on, accrued and unpaid interest, if any, on, Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, any Note on or after the due date expressed or provided for in this Indenture or to any suit for the enforcement of the right to exchange any Note in accordance with the provisions of Article 4 hereof.

Section 6.15 Waiver of Stay, Extension and Usury Laws. The Company covenants that, to the extent that it may lawfully do so, it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company, to the extent that it may lawfully do so, hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will instead suffer and permit the execution of every such power as though no such law has been enacted.

ARTICLE 7.

SATISFACTION AND DISCHARGE

Section 7.01 Discharge of Liability on Notes. When (a) the Company shall deliver to the Trustee for cancellation all Notes theretofore authenticated (other than any Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) and not theretofore canceled, or (b) all the Notes not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable (whether on the Maturity Date, on any Fundamental Change Purchase Date, Put Right Repurchase Date or Redemption Date, upon exchange or otherwise) and the Company shall deposit with the Trustee, in trust, or the Guarantor delivers to the Holders, as applicable, cash sufficient to pay all amounts due on all of such Notes (other than any Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and interest due, accompanied, except in the event the Notes are due and payable solely in cash at the Maturity Date or upon an earlier Fundamental Change Purchase Date, Put Right Repurchase Date or Redemption Date by a verification report as to the sufficiency of the deposited amount from an independent certified accountant or other financial professional reasonably satisfactory to the Trustee, and if the Company or the Guarantor shall also pay or cause to be paid all other sums payable hereunder by the Company or the Guarantor, then this Indenture shall cease to be of further effect (except as to (i) rights hereunder of Holders to receive from such trust all amounts owing upon the Notes and the other rights, duties and obligations of Holders, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee and (ii) the rights, indemnities and immunities of the Trustee hereunder), and the Trustee, on written demand of the Company accompanied by an Officer’s Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture; the Company, however, hereby agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee, including the fees and expenses of its counsel, and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Notes.

Notwithstanding the foregoing and the satisfaction and discharge of this Indenture, any obligation of the Company to any Holder under Article 4 hereof with respect to the exchange of any Note hereof will survive.

Section 7.02 Deposited Monies to Be Held in Trust by Trustee. Subject to Section 7.04 hereof, all monies deposited with the Trustee pursuant to Section 7.01 hereof shall be held in trust for the sole benefit of the Holders of the Notes, and such monies shall be applied by the Trustee to the payment, either directly or through any Paying Agent (including the Company if acting as its own Paying Agent), to the Holders of the particular Notes for the payment or settlement of which such monies have been deposited with the Trustee, of all sums or amounts due and to become due thereon for principal and interest, if any.

Section 7.03 Paying Agent to Repay Monies Held. Upon the satisfaction and discharge of this Indenture, all monies then held by any Paying Agent (if other than the Trustee) shall, upon written request of the Company, be repaid to it or paid to the Trustee, and thereupon such Paying Agent shall be released from all further liability with respect to such monies.

Section 7.04 Return of Unclaimed Monies. Subject to the requirements of applicable law, any monies deposited with or paid to the Trustee for payment of the principal of or interest, if any, on the Notes and not applied but remaining unclaimed by the Holders of the Notes for two (2) years after the date upon which the principal of or interest, if any, on such Notes, as the case may be, shall have become due and payable, shall be repaid to the Company by the Trustee on demand, and all liability of the Trustee shall thereupon cease with respect to such monies; and the Holder shall thereafter look only to the Company for any payment or delivery that such Holder may be entitled to collect unless an applicable abandoned property law designates another Person.

Section 7.05 Reinstatement. If the Trustee or the Paying Agent is unable to apply any money in accordance with Section 7.02 hereof by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and the Guarantor’s obligations under the Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 7.01 hereof until such time as the Trustee or the Paying Agent is permitted to apply all such money in accordance with Section 7.02 hereof; provided, however, that if the Company makes any payment of interest on, principal of or payment or delivery in respect of any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money, if any, held by the Trustee or Paying Agent.

ARTICLE 8.

SUPPLEMENTAL INDENTURES

Section 8.01 Supplemental Indentures Without Consent of Holders.

Without the consent of any Holder, the Company, the Guarantor and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to cure any ambiguity, omission, defect or inconsistency in this Indenture or the Notes that does not adversely affect the rights of the Holders of the Notes;

(b) to conform the terms of this Indenture or the Notes to the description thereof in the Preliminary Offering Circular, as supplemented by the pricing term sheet related to the offering of the Notes;

(c) to evidence the succession by a Successor Company and to provide for the assumption by a Successor Company of the Company’s and the Guarantor’s respective obligations under the Indenture and the Notes;

(d) to add guarantees with respect to the Notes;

(e) to secure the Notes;

(f) to add to the Company’s or the Guarantor’s covenants further covenants, restrictions or conditions for the benefit of the Holders or surrender any right or power conferred upon the Company or the Guarantor by the Indenture;

(g) to make any other change that does not adversely affect the rights of any Holder (other than any Holder that consents to such change);

(h) to provide for a successor Trustee;

(i) upon the occurrence of a Share Exchange Event, solely (x) to provide that the Notes are exchangeable into Reference Property, as required under Section 4.07, and (y) to effect the related changes to the terms of the Notes required under Section 4.07, in each case, in accordance with the applicable provisions hereof; or

(j) to comply with the Applicable Procedures.

Section 8.02 Supplemental Indentures With Consent of Holders.

With the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender or exchange offer for, Notes) (i) the Company, the Guarantor and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture and (ii) any past Default or compliance with any covenants or provisions of this Indenture may be waived (other than a Default or an Event of Default resulting from the failure to pay principal or interest on the Notes, the Put Right Repurchase Price, Fundamental Change Purchase Price or the Redemption Price, to deliver the ADSs (and cash in lieu of any fractional ADS) due upon exchange of a Note); provided, however, that no such supplemental indenture or waiver shall, without the consent of the Holder of each Outstanding Note affected thereby:

(a) reduce the percentage in aggregate principal amount of Notes then Outstanding necessary to waive any past Default or Event of Default;

(b) reduce the rate of interest on any Note or change the time for payment of interest on any Note;

(c) reduce the principal of or premium, if any, on any Note or change the Maturity Date of any Note;

(d) change the place or currency of payment on any Note;

(e) make any change that impairs or adversely affects the exchange rights of any Notes;

(f) reduce the Put Right Repurchase Price, Fundamental Change Purchase Price or the Redemption Price of any Note or amend or modify in any manner adverse to the rights of the Holders of the Notes the Company’s obligation to pay the Put Right Repurchase Price, Fundamental Change Purchase Price or the Redemption Price, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(g) impair the right of any Holder of Notes to receive payment of principal of, premium, if any, and interest, if any, on, its Notes, or the right to receive delivery of the ADSs (and cash in lieu of any fractional ADS) due upon exchange of its Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment or delivery, as the case may be, with respect to such Holder’s Notes;

(h) modify the ranking provisions of this Indenture in a manner that is adverse to the rights of the Holders of the Notes;

(i) modify the provisions of Article 11 in a manner adverse to Holders of the Notes in any material respect;

(j) make any change to the provisions of this Article 8 that requires each Holder’s consent or in the waiver provisions of this Indenture if such change is adverse to the rights of Holders of the Notes;

(k) change the Company and the Guarantor’s respective obligations to pay Additional Amounts in respect of any Note; or

(l) release the Guarantor from, or modify or affect in any manner adverse to the Holders the terms and conditions of, the obligations of the Guarantor under the Guarantee.

It shall not be necessary for any Act or consent of Holders under this Section 8.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act or consent shall approve the substance thereof. The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any indenture supplemental hereto. If a record date is fixed, the Holders on such record date, or their duly designated proxies, and only such Persons, shall be entitled to consent to such supplemental indenture, whether or not such Holders remain Holders after such record date; provided that, unless such consent shall have become effective by virtue of the requisite percentage having been obtained prior to the date which is 90 calendar days after such record date, any such consent previously given shall automatically and without further action by any Holder be cancelled and of no further effect.

Section 8.03 Notice of Amendment or Supplement. After an amendment or supplement under this Article 8 becomes effective, the Company shall provide to the Holders a written notice briefly describing such amendment or supplement. However, the failure to give such notice to all the Holders, or any defect in the notice, shall not impair or affect the validity of the amendment or supplement.

Section 8.04 Trustee to Sign Amendments, Etc. The Trustee shall sign any amendment or supplement authorized pursuant to this Article 8 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing or refusing to sign such amendment or supplement, the Trustee shall receive, and, shall be fully protected in conclusively relying upon, an Officer’s Certificate and an Opinion of Counsel provided at the expense of the Company providing that such amendment or supplement is authorized or permitted by the Indenture and that such amendment or supplement is the valid and binding obligation of the Company and the Guarantor, enforceable against the Company and the Guarantor in accordance with its terms.

ARTICLE 9.

SUCCESSOR COMPANY

Section 9.01 Company and Guarantor May Consolidate, Etc. on Certain Terms. Neither the Company nor the Guarantor shall amalgamate or consolidate with, merge with or into or convey, transfer or lease their respective properties and assets substantially as an entirety to another Person, unless:

(a) the resulting, surviving or transferee Person (the “Successor Company”) is a corporation organized and validly existing under the laws of the United States of America, any State thereof, the District of Columbia, or, with respect to the Guarantor, Ireland (meaning the island of Ireland exclusive of Northern Ireland), or with respect to the Company, the Cayman Islands, and (if other than the Company or the Guarantor) expressly assumes, by a supplemental indenture, entered into with and delivered to the Trustee, all of the obligations of the Company or the Guarantor, as the case may be, under the Notes and this Indenture as applicable to the Notes (including, for the avoidance of doubt, the obligation to pay Additional Amounts, as set forth in Section 5.12);

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Indenture with respect to the Notes or the Guarantee;

(c) if, upon the occurrence of any such transaction, the Notes would become convertible into, or exchangeable for, securities issued by an issuer other than the Successor Company pursuant to the terms of this Indenture, then (x) such securities are shares of common stock issued by a corporation organized and existing under the laws of the United States of America, any State thereof, the District of Columbia, or, with respect to the Guarantor, Ireland (meaning the island of Ireland exclusive of Northern Ireland), or with respect to the Company, the Cayman Islands, and (y) if such Successor Company is a wholly owned subsidiary of the issuer of such securities based on which the Notes become convertible or exchangeable, such other issuer shall fully and unconditionally guarantee on a senior basis the Successor Company’s obligations under the notes; and

(d) all the conditions specified in this Article 9 are met.

Upon any such amalgamation, consolidation, merger, conveyance, transfer or lease, the Successor Company (if not the Company or the Guarantor, as applicable) shall succeed to, and may exercise every right and power of the Company or the Guarantor, as applicable under this Indenture, and the Company or the Guarantor, as applicable, shall be discharged from their respective obligations under the Notes and the Indenture except in the case of any such lease.

For purposes of this Section 9.01, the conveyance, transfer or lease of the properties and assets of one or more Subsidiaries of the Guarantor substantially as an entirety to another Person, which properties and assets, if held by the Guarantor instead of such Subsidiary or Subsidiaries, would constitute the properties and assets of the Guarantor substantially as an entirety on a consolidated basis, shall be deemed to be the transfer of the properties and assets of the Guarantor substantially as an entirety to another Person.

Section 9.02 Successor Corporation to Be Substituted. In case of any such amalgamation, consolidation, merger, conveyance, transfer or lease and upon the assumption by the Successor Company (if other than the Company or the Guarantor), by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium (including any Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price, as applicable), if any, accrued and unpaid interest, if any, on all of the Notes, the due and punctual delivery of the ADSs due upon exchange of the Notes and the due and punctual performance of all of the respective covenants and conditions of this Indenture to be performed by the Company and the Guarantor under this Indenture, such Successor Company shall succeed to and be substituted for, and may exercise every right and power of, the Company or the Guarantor, as the case may be, under this Indenture, with the same effect as if it had been named herein as the party of the first part; provided, however, that in the case of a conveyance, transfer or lease to one or more of the Guarantor’s Subsidiaries of all or substantially all of the properties and assets of the Guarantor, the Notes will remain exchangeable based on the ADSs of the Guarantor and into such ADSs, in accordance with Section 4.03 hereof, but subject to adjustment (if any) in accordance with Section 4.07 hereof. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such amalgamation, consolidation, merger, conveyance or transfer (but not in the case of a lease), the Person named as the “Company” in the first paragraph of this Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 9 may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture.

In case of any such amalgamation, consolidation, merger, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

Section 9.03 Opinion of Counsel to Be Given to Trustee. In the case of any such amalgamation, merger, consolidation, conveyance, transfer or lease the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel stating that any such amalgamation, consolidation, merger, conveyance, transfer or lease and any such assumption and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the provisions of this Indenture and such supplemental indenture constitutes a valid and binding obligation of such resulting, surviving or transferee Person.

ARTICLE 10.

THE TRUSTEE

Section 10.01 Duties and Responsibilities of Trustee.

(a) The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee. In case an Event of Default has occurred (which has not been cured or waived) and the Trustee has notice of such fact, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care in their exercise, as a prudent person would use in the conduct of his or her own affairs.

(b) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default which may have occurred:

(A) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture and applicable law, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(B) in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Holders of not less than a majority in principal amount of the Notes at the time Outstanding determined as provided in Section 1.03 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(iv) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section;

(v) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company, the Guarantor, any Paying Agent, the Depositary or any records maintained by any co-Registrar with respect to the Notes; and

(vi) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Section 10.02 Notice of Defaults. The Trustee shall give the Holders notice of any Default of which a Responsible Officer of the Trustee has actual knowledge or is deemed to have notice under Section 10.03(i) within the later of (i) 90 days after the occurrence thereof so long as such Default is continuing or (ii) 10 Business Days after acquiring notice thereof; provided, that (except in the case of any Default in the payment of principal amount of, or interest on, any of the Notes or Put Right Repurchase Price, Fundamental Change Purchase Price, Redemption Price or a default in the delivery of the consideration due upon exchange), the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders of Notes.

Section 10.03 Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 10.01:

(a) the Trustee may conclusively rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, coupon or other paper or document (whether in its original or facsimile form) believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a Board Resolution;

(c) the Trustee may consult with counsel of its own selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture (including upon the occurrence and during the continuance of an Event of Default), unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against any loss, expenses and liabilities which may be incurred therein or thereby;

(e) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney (at the reasonable expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation);

(f) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed by it with due care hereunder;

(g) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(h) in no event shall the Trustee be responsible or liable for special, indirect, consequential or punitive loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(i) the Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and the Indenture;

(j) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

(k) the Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder; and

(l) the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of Officers authorized at such time to take specified actions pursuant to this Indenture.

Section 10.04 No Responsibility for Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

Section 10.05 Trustee, Paying Agents, Exchange Agents or Registrar May Own Notes. The Trustee, any Paying Agent, any Exchange Agent or Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not Trustee, Paying Agent, Exchange Agent or Registrar.

Section 10.06 Monies to be Held in Trust. Subject to the provisions of Section 10.07, all monies and properties received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as may be agreed in writing from time to time by the Company and the Trustee.

Section 10.07 Compensation and Expenses of Trustee. The Company and the Guarantor covenant and agree to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to from time to time in writing between the Company, the Guarantor and the Trustee, and the Company and the Guarantor, jointly and severally, will pay or reimburse the Trustee upon its request for all reasonable, out-of-pocket expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence or willful misconduct.

The Company and the Guarantor, jointly and severally, also covenant to indemnify the Trustee (or any officer, director or employee of the Trustee), in any capacity under this Indenture and its agents and any Authenticating Agent for, and to hold them harmless against, any and all loss, liability, cost, tax, penalty, claim or expense incurred without negligence or willful misconduct on the part of the Trustee or such officers, directors, employees and agents or Authenticating Agent, as the case may be, and arising out of or in connection with the acceptance or administration of this Indenture or the trusts created hereby or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim (whether asserted by the Company, the Guarantor, a Holder or any other Person) of liability in the premises. The Trustee shall notify the Company and the Guarantor promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company and the Guarantor shall not relieve the Company or the Guarantor of their respective obligations hereunder. The Company or the Guarantor, as applicable, shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have one firm of separate counsel except in the event local counsel shall be required and the Company and the Guarantor shall pay the reasonable fees and expenses of such counsel and local counsel, as applicable. The Company and the Guarantor need not pay for any settlement made without their respective consent, which consent shall not be unreasonably withheld.

The obligations of the Company and the Guarantor under this Section 10.07 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a lien prior to that of the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Notes. The obligation of the Company and the Guarantor under this Section shall survive the satisfaction and discharge of this Indenture.

When the Trustee and its agents and any Authenticating Agent incur expenses or render services after an Event of Default specified in Section 6.01(i) and 6.01(j) with respect to the Company occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 10.08 Officer’s Certificate as Evidence. Except as otherwise provided in Section 10.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by an Officer’s Certificate delivered to the Trustee.

Section 10.09 Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that has a combined capital and surplus of at least $50,000,000 (or if such Person is a member of a bank holding company system, its bank holding company shall have a combined capital and surplus of at least $50,000,000). If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 10.09, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 10.10 Resignation or Removal of Trustee.

(a) The Trustee may at any time resign by giving written notice of such resignation to the Company and to the Holders of Notes. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment thirty (30) days after the mailing of such notice of resignation to the Holders, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor trustee, or, if any Holder who has been a bona fide Holder of a Note or Notes for at least six (6) months may, subject to the provisions of Section 6.14, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall cease to be eligible in accordance with the provisions of Section 10.09 and shall fail to resign after written request therefor by the Company or by any such Holder; or

(ii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Company may remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.14, any Holder who has been a bona fide Holder of a Note or Notes for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee; provided, however, that if no successor Trustee shall have been appointed and have accepted appointment thirty (30) days after either the Company or the Holders has removed the Trustee, the Trustee so removed may petition at the Company’s expense any court of competent jurisdiction for an appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c) The Holders of a majority in aggregate principal amount of the Notes at the time Outstanding may at any time remove the Trustee and nominate a successor trustee which shall be deemed appointed as successor trustee unless, within ten (10) days after notice to the Company of such nomination, the Company objects thereto, in which case the Trustee so removed or any Holder, or if such Trustee so removed or any Holder fails to act, the Company, upon the terms and conditions and otherwise as provided in Section 10.10(a), may petition, at the expense of the Company, any court of competent jurisdiction for an appointment of a successor trustee.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 10.10 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 10.11.

Section 10.11 Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 10.10 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amount then due it pursuant to the provisions of Section 10.07, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a lien upon all property and funds held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 10.07.

No successor trustee shall accept appointment as provided in this Section 10.11 unless, at the time of such acceptance, such successor trustee shall be eligible under the provisions of Section 10.09.

Upon acceptance of appointment by a successor trustee as provided in this Section 10.11, the Company (or the successor trustee, at the written direction of the Company) shall mail or cause to be mailed notice of the succession of such trustee hereunder to the Holders of Notes at their addresses as they shall appear on the Register. If the Company fails to mail such notice within ten (10) days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Company.

Section 10.12 Succession by Merger, Etc. Any corporation into which the Trustee may be merged or exchanged or with which it may be consolidated, or any corporation resulting from any merger, exchange or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee (including any trust created by this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that in the case of any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, such corporation shall be eligible under the provisions of Section 10.09.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or Authenticating Agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or any Authenticating Agent appointed by such successor trustee may authenticate such Notes in the name of the successor trustee; and in all such cases such certificates shall have the full force that is provided in the Notes or in this Indenture; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, exchange or consolidation.

Section 10.13 Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three (3) Business Days after the date any Officer of the Company actually receives such application, unless any such Officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

ARTICLE 11.

OPTIONAL REDEMPTION

Section 11.01 Right to Redeem. The Company may not redeem the Notes prior to April 1, 2020, and no sinking fund is provided for the Notes.

(a) On or after April 1, 2020, until, but excluding, April 1, 2022, the Company may from time to time redeem any or all of the Notes in cash at the applicable Redemption Price if the Last Reported Sale Price per ADS for at least 20 Trading Days (whether or not consecutive) during the period of 30 consecutive Trading Days ending on the Trading Day immediately preceding the date of the Redemption Notice exceeds 130% of the applicable Exchange Price for the Notes on each applicable Trading Day. On or after April 1, 2022, the Company may from time to time redeem for cash all or part of the Notes, regardless of the Last Reported Sale Price per ADS.

(b) The Company may elect to redeem any or all of the Notes pursuant to this Section 11.01 by providing a Redemption Notice pursuant to Section 11.03, not more than 90 calendar days but not less than 60 calendar days prior to the Redemption Date;

provided, however, that 15 calendar days prior to delivery of any Redemption Notice (or such shorter period agreed to by the Trustee) to the Holders, the Company will deliver an Officer’s Certificate to the Trustee (upon which the Trustee may conclusively rely) certifying that the Company is entitled to redeem the Notes in accordance with this Section 11.01. Substantially concurrently with providing such Redemption Notice, the Company shall issue a press release and publish such information on the Company’s website.

Section 11.02 Redemption Price. The “Redemption Price” for the Notes to be redeemed on any Redemption Date shall be calculated by the Company and be an amount equal to (i) 100% of the principal amount of the Notes being redeemed; plus (ii) any accrued and unpaid interest to, but excluding, the Redemption Date; plus (iii) for all Notes redeemed prior to April 1, 2022, the applicable Make-Whole Premium. Subject to the Applicable Procedures in the case of a Global Note, if the Redemption Date falls after a Regular Record Date for payment of interest and on or prior to the corresponding Interest Payment Date, the Company shall not pay accrued and unpaid interest to the Holder of the Notes being redeemed, and will instead pay the full amount of accrued and unpaid interest, if any, and the Make-Whole Premium payment, if applicable, payable on such Redemption Date to the Holder of record as of the Close of Business on such Regular Record Date.

If the Company redeems Notes prior to April 1, 2022, the Company shall make a payment (the “Make-Whole Premium”) in cash, ADSs or a combination of cash and ADSs (together with cash in lieu of any fractional ADS pursuant to Section 4.03(b)), at the Company’s option, equal to the sum of the present values of the remaining scheduled payments of interest that would have been made on the Notes to be redeemed had such Notes remained outstanding from the Redemption Date to April 1, 2022 (without duplication of the interest accrued to, but excluding, the Redemption Date (or, in the case of a Default by the Company in the payment of the Redemption Price, the day on which such Default is no longer continuing) which is otherwise paid pursuant to this Section 11.02). Such present values of the remaining interest payments will be computed using a discount rate equal to 2.5%.

If the Company elects to pay some or all of the Make-Whole Premium in ADSs, then the number of ADSs a Holder will receive shall be that number of ADSs that have a value equal to the amount of the Make-Whole Premium payment to be paid to such Holder, divided by the product of (i) the average of the Last Reported Sale Price per ADS for the five consecutive Trading Days immediately preceding, and including, the third Trading Day prior to the Redemption Date and (ii) 0.97. Notwithstanding the foregoing, the Company may only elect to pay the Make-Whole Premium in ADSs to the extent the payment of the Make-Whole Premium would comply with the listing standards of The NASDAQ Global Market or any stock exchange on which the ADSs are then listed, as applicable.

The Company shall make these Make-Whole Premium payments on all Notes called for redemption prior to April 1, 2022, including Notes subject to redemption that are exchanged in connection with such redemption. An exchange of Notes shall be deemed for these purposes to be “in connection with” a redemption if the relevant Exchange Notice is received by the Exchange Agent during the period from, and including, the date the Company delivers the Redemption Notice up to, and including, the Close of Business on the Redemption Date.

Section 11.03 Redemption Notice. Notice of redemption (a “Redemption Notice”) shall be given in accordance with Section 13.08, to each Holder of Notes (with a copy to the Trustee if notice is given by the Company).

(a) The Redemption Notice shall state:

(i) the time at which a Holder’s right to exchange the Notes called for redemption will expire, which will be the Close of Business on the second Business Day immediately preceding the Redemption Date;

(ii) the Redemption Date (which must be a Business Day);

(iii) the Redemption Price, specifying whether a Make-Whole Premium is payable;

(iv) that on the Redemption Date, the Redemption Price will become due and payable upon each such Note, and that interest thereon, if any, shall cease to accrue on and after said date;

(v) the place or places where such Notes are to be surrendered for payment of the Redemption Price;

(vi) the Exchange Rate;

(vii) whether the Company will pay any applicable Make-Whole Premium in cash, ADSs or a combination of cash and ADSs; and

(viii) the CUSIP, ISIN or other similar numbers, if any, assigned to such Notes.

(b) A Redemption Notice shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company; provided that the Company shall have delivered to the Trustee, at least five (5) Business Days before the Redemption Notice is required to be given (or such shorter period agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and attaching the form of Redemption Notice and including the information to be stated in such notice.

(c) A Redemption Notice, if given in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not a Holder receives such notice. In any case, a failure to give such Redemption Notice or any defect in the Redemption Notice to the Holder of any Notes shall not affect the validity of the proceedings for the redemption of any other Notes.

(d) A Redemption Notice shall be irrevocable.

Section 11.04 Payment of Notes Called for Redemption.

(a) If any Redemption Notice has been given in respect of the Notes in accordance with Section 11.03, the Notes shall become due and payable on the Redemption Date at the place or places stated in the Redemption Notice and at the applicable Redemption Price. On presentation and surrender of the Notes at the place or places stated in the Redemption Notice, the Notes shall be paid and redeemed by the Company at the applicable Redemption Price. Any Notes redeemed by the Company shall be paid in cash, except to the extent the Company elects to pay the Make-Whole Premium, if any, in ADSs or in a combination of cash and ADSs pursuant to Section 11.02.

(b) Prior to 11:00 a.m., New York City time, on the Redemption Date, the Company shall deposit with the Paying Agent or, if the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 10.06, an amount of cash (in immediately available funds if deposited on the Redemption Date) sufficient to pay the Redemption Price for all of the Notes to be redeemed on such Redemption Date. Subject to the Paying Agent holding money sufficient to pay the Redemption Price for all of the Notes to be redeemed on such Redemption Date and the Company, failing whom the Guarantor, delivering sufficient ADSs if the Make-Whole Premium is payable in ADSs or in a combination of cash and ADSs pursuant to Section 11.02, upon surrender of any Note for redemption in accordance with the Redemption Notice, payment for the Notes to be redeemed shall be made on the Redemption Date for such Notes.

(c) Any cash amounts due upon redemption in respect of the Notes presented for redemption shall be paid by the Company to such Holder, or such Holder’s nominee or nominees. The Paying Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Redemption Price.

Section 11.05 Redemption in Part.

(a) If less than all of the Outstanding Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $200,000 or integral multiples of $1,000 in excess thereof, by lot, on a pro rata basis, or by another method the Trustee considers fair and appropriate, subject, in each case, to compliance with the Applicable Procedures of the Depositary. If a portion of the Notes is selected for partial redemption and the Holder of such Notes exchanges a portion of its Notes, the exchanged portion shall be deemed to be from the portion selected for redemption, except to the extent of the excess, if any, of such exchanged portion over such portion selected for redemption.

(b) In the event of any redemption in part, the Company, the Trustee and the Registrar shall not be required to (i) issue, register the transfer of or exchange any Notes during a period beginning at the Open of Business 15 calendar days before any selection of the Notes and ending at the Close of Business on the earliest date on which the relevant Redemption Notice is deemed to have been given to all Holders of Notes to be redeemed or (ii) register the transfer of or exchange any Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Notes being redeemed in part.

Section 11.06 Restrictions on Redemption. The Company may not redeem the Notes on any date if the principal amount of the Notes has been accelerated in accordance with the terms of this Indenture, and such acceleration has not been rescinded on or prior to the Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the applicable Redemption Price with respect to such Notes).

ARTICLE 12.

GUARANTEE

Section 12.01 Guarantee. By its execution hereof, the Guarantor acknowledges and agrees that it receives substantial benefits from the Company and the issuance of the Notes and that the Guarantor is providing its Guarantee for good and valuable consideration, including, without limitation, such substantial benefits. Accordingly, subject to the provisions of this Article 12, the Guarantor hereby fully and unconditionally guarantees, on a senior unsecured basis, as a primary principal obligation and not merely as a surety to each Holder and its successors and assigns that: (x) the principal of (including the Redemption Price and Fundamental Change Repurchase Price), Additional Amounts with respect to, Exchange Obligation with respect to, and interest, if any, on, the Notes shall be duly and punctually paid in full and/or performed in accordance with the terms of this Indenture when due, whether at the Maturity Date, upon declaration of acceleration, upon redemption, upon required repurchase, upon exchange or otherwise, along with any interest on overdue principal, interest, Additional Amounts and (to the extent permitted by law) interest on any interest, if any, on the Notes and (y) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same shall be duly and punctually paid in full and/or performed in accordance with the terms of this Indenture when due or performed in accordance with the terms of the extension or renewal, whether at the Maturity Date, upon declaration of acceleration, upon redemption, upon required repurchase, upon exchange or otherwise, along with any interest on overdue principal (including the Redemption Price and Fundamental Change Repurchase Price), interest, Additional Amounts and (to the extent permitted by law) interest on any interest, if any, on the Notes. Furthermore, subject to the provisions of this Article 12, the Guarantor hereby unconditionally guarantees to the Trustee and to each Holder and their respective successors and assigns that (z) all other obligations of the Company to the Holders or the Trustee hereunder or under the Notes (including fees, expenses, indemnities or other) shall be promptly paid in full or performed, all in accordance with the terms hereof, subject, however, in the case of clauses (x), (y) and (z) above, to the limitations set forth in Section 12.03 hereof (the obligations set forth in this Section 12.01 collectively, the “Guarantee Obligations”). The Guarantee constitutes a senior unsecured obligation of the Guarantor.

Subject to the provisions of this Article 12, the Guarantor hereby agrees that its Guarantee hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any thereof, the entry of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of the Guarantor. The

Guarantor hereby waives and relinquishes: (a) any right to require the Trustee, the Holders or the Company (each, a “Benefited Party”) to proceed against the Company or any other Person or to proceed against or exhaust any security held by a Benefited Party at any time or to pursue any other remedy in any secured party’s power before proceeding against the Guarantor; (b) any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other Person or Persons or the failure of a Benefited Party to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other Person or Persons; (c) demand, protest and notice of any kind (except as expressly required by this Indenture), including but not limited to notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of the Guarantor, the Company, any Benefited Party, any creditor of the Guarantor or the Company or on the part of any other Person whomsoever in connection with any obligations the performance of which are hereby guaranteed; (d) any defense based upon an election of remedies by a Benefited Party, including but not limited to an election to proceed against the Guarantor for reimbursement; (e) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (f) any defense arising because of a Benefited Party’s election, in any proceeding instituted under Bankruptcy Law, of the application of Section 1111(b)(2) of the Bankruptcy Code or any similar provision (including under Irish or Cayman Islands law); and (g) any defense based on any borrowing or grant of a security interest under Section 364 of the Bankruptcy Code or any similar provision (including under Irish or Cayman Islands law). The Guarantor hereby covenants that, except as otherwise provided therein, the Guarantee shall not be discharged except by payment in full of all Guarantee Obligations, including the principal (including the Fundamental Change Repurchase Price and Redemption Price, if applicable), Additional Amounts, Exchange Obligations and interest on the Notes and all other costs provided for under this Indenture or as provided in Article 10.

The Company and the Guarantor acknowledge that the allotment and issue of Ordinary Shares and the delivery of ADSs, if any, hereunder (whether upon exchange, under the terms of the Guarantee or otherwise) by the Guarantor (or by the ADS Depositary at the direction of the Guarantor) to, or at the direction of, the Company will create an equivalent debt owing from the Company to the Guarantor.

Section 12.02 Limitation of Guarantor’s Liability; Certain Bankruptcy Events.

(a) The Guarantor, and by its acceptance hereof each Holder, hereby confirms that it is the intention of all such parties that the Guarantee Obligations of the Guarantor pursuant to its Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law or law of any other relevant jurisdiction. To effectuate the foregoing intention, the Holders and the Guarantor hereby irrevocably agree that the Guarantee Obligations of the Guarantor under this Article 12 shall be limited to the maximum amount as shall, after giving effect to all other contingent and fixed liabilities of the Guarantor, result in the Guarantee Obligations of the Guarantor under the Guarantee not constituting a fraudulent transfer or conveyance.

(b) The Guarantor hereby covenants and agrees, to the fullest extent that it may do so under applicable law, that in the event of the insolvency, bankruptcy, examinership, dissolution, liquidation or reorganization of the Company, the Guarantor shall not file (or join in any filing of), or otherwise seek to participate in the filing of, any motion or request seeking to stay or to prohibit (even temporarily) execution on the Guarantee and hereby waives and agrees not to take the benefit of any such stay of execution, whether under Section 362 or 105 of the Bankruptcy Code or otherwise.

Section 12.03 Application of Certain Terms and Provisions to the Guarantor.

(a) For purposes of any provision of this Indenture which provides for the delivery by the Guarantor of an Officer’s Certificate and/or an Opinion of Counsel, the definitions of such terms in Section 1.01 hereof shall apply to the Guarantor as if references therein to the Company or the Guarantor, as applicable, were references to the Guarantor.

(b) Any request, direction, order or demand which by any provision of this Indenture is to be made by the Guarantor shall be sufficient if evidenced as described in Section 10.03(b) hereof as if references therein to the Company were references to the Guarantor.

(c) Upon any demand, request or application by the Guarantor to the Trustee to take any action under this Indenture, the Guarantor shall furnish to the Trustee such certificates and opinions as are required in Section 5.07 hereof as if all references therein to the Company were references to the Guarantor.

ARTICLE 13.

MISCELLANEOUS

Section 13.01 Effect on Successors and Assigns. All agreements of the Company, the Guarantor the Trustee, the Registrar, the Paying Agent and the Exchange Agent in this Indenture and the Notes will bind their respective successors.

Section 13.02 Governing Law. This Indenture and the Notes, and any claim, controversy or dispute arising under or related to the Indenture or the Notes, will be governed by, and construed in accordance with, the laws of the State of New York. To the fullest extent permitted by applicable law, the Company and the Guarantor hereby irrevocably submit to the jurisdiction of any Federal or State court located in the Borough of Manhattan in The City of New York, New York in any suit, action or proceeding based on or arising out of or relating to this Indenture or any Notes and irrevocably agrees that all claims in respect of such suit or proceeding may be determined in any such court. The Company and the Guarantor irrevocably waive, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in an inconvenient forum. The Company and the Guarantor agree that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Company and the Guarantor, as the case may be, and may be enforced in any courts to the jurisdiction of which the Company or the Guarantor is subject by a suit upon such judgment, provided, that service of process is effected upon the Company or the Guarantor in the manner specified herein or as otherwise permitted by law.

Section 13.03 No Note Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 13.04 Voting. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company or the Guarantor, by any of the Guarantor’s other Subsidiaries or by any person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, the Guarantor or any of the Guarantor’s other Subsidiaries shall be disregarded and deemed not to be outstanding for the purpose of any such determination, except that in determining whether the Trustee shall be protected in relying upon any request, demand, authorization, direction, notice, consent or waiver or other action that is to be made by a requisite principal amount of Outstanding Notes, only such Notes which a Responsible Officer of the Trustee actually knows to be so owned shall be disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for such purposes if the pledgee shall establish its right to so act with respect to such Notes and that the pledgee is not the Company, the Guarantor or one of its other Subsidiaries or a person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, the Guarantor or one of the Guarantor’s other Subsidiaries.

Section 13.05 Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, will give to any Person, other than the parties hereto (their officers, directors and employees, as applicable), any Paying Agent, any Exchange Agent, any Authenticating Agent, any Registrar or their successors hereunder or the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 13.06 Calculations. The Company shall be responsible for making all calculations called for under the Indenture and the Notes. These calculations include, but are not limited to, determinations of the Last Reported Sale Price per ADS, accrued interest payable on the Notes and the Exchange Rate. The Company shall make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on Holders. The Company shall provide a schedule of its calculations to each of the Trustee and the Exchange Agent, and each of the Trustee and the Exchange Agent is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee shall forward the Company’s calculations to any Holders upon the written request of that Holder.

Whenever the Company is required to calculate or make adjustments to the Exchange Rate, the Company will do so to the nearest 1/10,000th of an ADS, rounding any additional decimal places up or down in a commercially reasonable manner.

Section 13.07 Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 13.08 Notices, Etc. to Trustee, Guarantor and Company.

(a) Except as otherwise provided herein, any request, demand, authorization, direction, notice, consent, election, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(i) the Trustee by any Holder or by the Company or Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (including facsimile or electronically in PDF format) to or with the Trustee at its Corporate Trust Office; or

(ii) the Company or the Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid (and, in the case of securities held in book-entry form, by electronic transmission), to the Company addressed to it, or if to the Guarantor, addressed to it at the address of their principal office at Trinity Biotech plc, 8 IDA Business Park, Bray, Co. Wicklow, or at any other address furnished in writing to the Trustee by the Company or the Guarantor, as the case may be, prior to such mailing or electronically in PDF format.

(b) The Company, the Guarantor or the Trustee, by notice given to the other in the manner provided in this Section 13.08, may designate additional or different addresses for subsequent notices or communications.

(c) Whenever the Company or the Guarantor are required to deliver notice to the Holders, the Company or the Guarantor will, by the date it is required to deliver such notice to the Holders, deliver a copy of such notice to the Trustee, the Paying Agent, the Registrar and the Exchange Agent. Each notice to the Trustee, the Paying Agent, the Registrar and the Exchange Agent shall be sufficiently given if in writing and mailed, first-class postage prepaid to the Corporate Trust Office and to the address most recently sent by the Paying Agent, the Registrar or the Exchange Agent (if any of them are not the Trustee), as the case may be, to the Company or to the Guarantor.

(d) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by the Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e) Where this Indenture provides for notice of any event to a Holder of a Global Note, such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to its Applicable Procedures, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.

Section 13.09 No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Company or the Guarantor shall have any liability for any obligations of the Company or the Guarantor under the Notes, the Indenture or any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 13.10 Waiver of Jury Trial. EACH OF THE COMPANY, THE GUARANTOR AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 13.11 U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

Section 13.12 Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

TRINITY BIOTECH INVESTMENT LIMITED

By:	/s/ Kevin Tanlsey
Name:	Kevin Tansley
Title:	Chief Financial Officer and Secretary

Signed and Delivered as Deed
For and on behalf of
Trinity Biotech plc
By its lawfully appointed attorney

/s/ Kevin Tansley
Kevin Tansley

In the presence of:

/s/ David Walsh
Witness signature

David Walsh
Witness name

Accountant
Occupation

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Lynn M. Steiner
Name:	Lynn M. Steiner
Title:	Vice President

SCHEDULE A

The following table sets forth the number of Additional Shares by which the Exchange Rate shall be increased pursuant to Section 4.06 based on the ADS Price and the Effective Date, set forth below.

	ADS Price
Effective Date	$19.26	$20.00	$22.50	$25.00	$27.50	$30.00	$35.00	$40.00	$45.00	$50.00
April 9, 2015	6.7721	6.7721	6.7721	6.7721	6.1767	5.4970	4.5183	3.8505	3.3658	2.9964
April 1, 2016	6.7721	6.7721	6.7721	6.2856	5.4240	4.7710	3.8580	3.2573	2.8327	2.5152
April 1, 2017	6.7721	6.7721	6.7013	5.4948	4.6280	3.9903	3.1377	2.6078	2.2493	1.9892
April 1, 2018	6.7721	6.7721	5.9876	4.6840	3.7749	3.1310	2.3271	1.8765	1.5964	1.4042
April 1, 2019	6.7721	6.7721	5.3538	3.8680	2.8462	2.1443	1.3603	1.0188	0.8476	0.7420
April 1, 2020	6.7721	6.7721	4.9249	3.2196	2.0178	1.1100	0.0306	0.0005	0.0000	0.0000
April 1, 2021	6.7721	6.7721	4.4142	2.5864	1.5240	0.8340	0.0306	0.0005	0.0000	0.0000
April 1, 2022	6.7721	6.7721	2.9076	0.5064	0.0327	0.0007	0.0000	0.0000	0.0000	0.0000
April 1, 2023	6.5582	5.4370	2.4640	0.5056	0.0327	0.0007	0.0000	0.0000	0.0000	0.0000
April 1, 2024	6.7721	6.4345	2.7409	0.5052	0.0327	0.0007	0.0000	0.0000	0.0000	0.0000
April 1, 2025	6.7721	6.7721	2.9076	0.5044	0.0327	0.0007	0.0000	0.0000	0.0000	0.0000
April 1, 2030	6.7721	6.7721	2.9076	0.5028	0.0327	0.0007	0.0000	0.0000	0.0000	0.0000
April 1, 2035	6.7721	6.7721	2.9076	0.5024	0.0324	0.0007	0.0000	0.0000	0.0000	0.0000
April 1, 2040	6.7721	6.7721	2.9076	0.5016	0.0324	0.0007	0.0000	0.0000	0.0000	0.0000
April 1, 2045	6.7721	6.7721	2.9076	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

EXHIBIT A

[FORM OF FACE OF NOTE]

[For Global Notes, include the following legend (the “Global Notes Legend”):]

[THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.]

[For all Notes that are Restricted Notes, include the following legend (the “Restricted Notes Legend”):]

[THIS SECURITY AND THE ADSS, IF ANY, ISSUABLE UPON EXCHANGE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, PRIOR TO THE RESALE RESTRICTION TERMINATION DATE (AS DEFINED BELOW), THOSE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF TRINITY BIOTECH PLC AND TRINITY BIOTECH INVESTMENT LIMITED THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE RESALE RESTRICTION TERMINATION DATE (AS DEFINED BELOW), EXCEPT:

(A) TO TRINITY BIOTECH PLC OR ANY SUBSIDIARY THEREOF (INCLUDING TRINITY BIOTECH INVESTMENT LIMITED);

(B) PURSUANT TO, AND IN ACCORDANCE WITH, A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT AT THE TIME OF SUCH TRANSFER;

(C) TO A PERSON THAT YOU REASONABLY BELIEVE TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR

(D) UNDER ANY OTHER AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (INCLUDING, IF AVAILABLE, THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT).

THE “RESALE RESTRICTION TERMINATION DATE” MEANS THE LATEST OF: (1) THE DATE THAT IS ONE YEAR AFTER THE LAST DATE OF ORIGINAL ISSUANCE OF THIS SECURITY OR SUCH SHORTER PERIOD OF TIME PERMITTED BY RULE 144 OR ANY SUCCESSOR PROVISION THERETO; (2) THE DATE ON WHICH THE COMPANY HAS INSTRUCTED THE TRUSTEE THAT THE FOREGOING RESTRICTIONS WILL NO LONGER APPLY IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE INDENTURE AND (3) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW.

WITH RESPECT TO ANY TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), PRIOR TO THE RESALE RESTRICTION TERMINATION DATE, TRINITY BIOTECH PLC AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS THEY MAY REASONABLY REQUIRE AND MAY RELY UPON TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF TRINITY BIOTECH PLC OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF TRINITY BIOTECH PLC DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.]

Trinity Biotech Investment Limited

4.00% Exchangeable Senior Notes due 2045

No.: [ ]

CUSIP:	89643Q AA6

ISIN:	US89643QAA67

Principal
Amount $	[115,000,000] [For Global Notes, include the following: as revised by the Schedule of Increases and Decreases in the Global Note attached hereto]

Trinity Biotech Investment Limited, an exempted limited liability company incorporated under the law of the Cayman Islands (the “Company”) and Trinity Biotech plc, a public limited company incorporated under the laws of Ireland, as Guarantor (the “Guarantor”), promise to pay to [            ] [include “Cede & Co.” for Global Note] or registered assigns, the principal amount of [add principal amount in words] $[115,000,000] on April 1, 2045 (the “Maturity Date”).

Interest Payment Dates: April 1 and October 1.

Regular Record Dates: March 15 and September 15.

Additional provisions of this Note are set forth on the other side of this Note.

IN WITNESS WHEREOF, Trinity Biotech Investment Limited has caused this instrument to be signed manually or by facsimile by one of its duly authorized Officers.

TRINITY BIOTECH INVESTMENT LIMITED

By:
Name:
Title:

This is one of the Notes of the series designated herein, referred to in the within-mentioned Indenture.

Dated:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

[FORM OF REVERSE OF NOTE]

Trinity Biotech Investment Limited

4.00% Exchangeable Senior Notes due 2045

This Note is one of a duly authorized issue of securities of the Company (herein called the “Notes”), issued under the Indenture dated as of April 9, 2015 by and among the Company, Trinity Biotech plc, as Guarantor (the “Guarantor”) and Wilmington Trust, National Association, herein called the “Trustee,” and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Guarantor and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. In the event of a conflict between the terms of the Indenture and this Note, the terms of the Indenture shall govern. The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Guarantor, on a general unsecured basis, in accordance with the provisions of Article 12 of the Indenture.

The Company will pay cash interest on the unpaid principal amount of this Note at a rate of 4.00% per year. Interest will accrue from the most recent date on which interest has been paid or duly provided for or, if no interest has been paid, from [            ][insert April 9, 2015 for Initial Notes]. Except as provided in the Indenture, interest will be paid to the Person in whose name this Note is registered at the Close of Business on the Regular Record Date immediately preceding the relevant Interest Payment Date semi-annually in arrears on each Interest Payment Date; provided that, if any Interest Payment Date, Maturity Date, Redemption Date, Put Right Repurchase Date or Fundamental Change Purchase Date with respect to this Note falls on a day that is not a Business Day (which, solely for the purposes of any payment required to be made on any such date shall also not include days in which the office where the place of payment is authorized or required by law to close), the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay. Interest on the Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month. Except as provided in the Indenture, no interest shall be paid with respect to Notes surrendered for exchange.

As provided in and subject to the provisions of the Indenture, the Company may redeem this Note on or after April 1, 2020 under certain conditions specified in Article 11 of the Indenture. This Note does not benefit from a sinking fund.

As provided in and subject to the provisions of the Indenture, upon the occurrence of a Fundamental Change the Holder of this Note will have the right, at such Holder’s option, to require the Company to purchase this Note, or any portion of this Note such that the principal amount of this Note that is not purchased equals $200,000 or an integral multiple of $1,000 in excess thereof, on the Fundamental Change Purchase Date at a price equal to the Fundamental Change Purchase Price for such Fundamental Change Purchase Date.

As provided in and subject to the provisions of the Indenture, on April 1, 2022, April 1, 2025, April 1, 2030, April 1, 2035 or April 1, 2040, the Holder has the right to require the Company to repurchase all or part of such Holder’s Notes in a principal amount thereof that is equal to $1,000 in principal amount or whole multiples thereof on the Put Right Repurchase Date at a price, payable in cash, equal to 100% of the principal amount of the Notes such Holder elects to require the Company to repurchase, plus accrued and unpaid interest to, but excluding, the Put Right Repurchase Date. On or before the 30th Business Day prior to the Put Right Repurchase Date, the Company shall provide to all Holders of record at their addresses shown in the Register of the Registrar, the Trustee and the Paying Agent, a written notice of the Holder’s repurchase right. Such notice shall state, among other things, the procedures a Holder must follow to require the Company to repurchase such Holder’s Notes on the Put Right Repurchase Date.

No sinking fund is provided for the Notes. All or any portion (in principal amounts of $1,000 or an integral multiple of $1,000 in excess thereof) of the outstanding Notes are subject to redemption, at the option of the Company during certain periods, upon the occurrence of certain conditions and subject to certain exceptions, at a price equal to the Redemption Price, as specified in the Indenture.

As provided in and subject to the provisions of the Indenture, the Holder hereof has the right, at any time prior to the Close of Business on the second Business Day immediately preceding the Maturity Date, to exchange this Note or a portion of this Note such that the principal amount of this Note that is not exchanged equals $200,000 or an integral multiple of $1,000 in excess thereof, into a number of ADSs (and cash in lieu of any fractional ADS) determined in accordance with Article 4 of the Indenture.

As provided in and subject to the provisions of the Indenture, the Company will make all payments in respect of the Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price for, and the principal amount of, this Note to the Holder that surrenders this Note to the Paying Agent to collect such payments in respect of this Note. The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company, the Guarantor and the rights of the Holders of the Notes to be effected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time Outstanding, on behalf of the Holders of all Notes, to waive compliance by the Company and the Guarantor with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

As provided in and subject to the provisions of the Indenture, the Holder of this Note shall not have the right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Note, the Holders of not less than 25% in principal amount of the Notes at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity satisfactory thereto, and the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and shall not have received from the Holders of a majority in principal amount of Notes at the time Outstanding a direction inconsistent with such request. The foregoing shall not apply to any suit instituted by the Holder of this Note for the enforcement of any payment of the principal hereof, premium, if any, or interest hereon, the Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price, and the ADSs (and cash in lieu of any fractional ADS), due upon exchange of this Note or after the respective due dates expressed in the Indenture.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay or deliver, as the case may be, the principal of (including the Put Right Repurchase Price, Fundamental Change Purchase Price or Redemption Price), premium, interest on and the number of ADSs (and cash in lieu of any fractional ADS), due upon exchange of this Note at the time, place and rate, and in the coin and currency herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Register, upon surrender of this Note for registration of transfer to the Trustee, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon a new Note of this series and of like tenor for the same aggregate principal amount will be issued to the designated transferee.

The Notes are issuable only in registered form without coupons in denominations of $200,000 and integral multiples of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

Prior to due presentment of this Note for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or Trustee may treat the Person in whose name the Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Guarantor, the Trustee nor any such agent shall be affected by notice to the contrary.

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with rights of survivorship and not as tenants in common), CUST (= custodian) and U/G/M/A (= Uniform Gift to Minors Act).

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

All defined terms used in this Note that are defined in the Indenture shall have the meanings assigned to them in the Indenture. If any provision of this Note limits, qualifies or conflicts with a provision of the Indenture, such provision of the Indenture shall control.

ATTACHMENT 1

[FORM OF NOTICE OF EXCHANGE]

To:	TRINITY BIOTECH INVESTMENT LIMITED

TRINITY BIOTECH PLC

THE BANK OF NEW YORK MELLON, as Depositary for the ADSs

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Exchange Agent

[ ● ]

The undersigned owner of this Note hereby irrevocably exercises the option to exchange this Note, or a portion hereof (which is such that the principal amount of the portion of this Note that will not be exchanged equals $200,000 or an integral multiple of $1,000 in excess thereof) below designated, into a number of ADSs (and cash in lieu of any fractional ADS) in accordance with the terms of the Indenture referred to in this Note, and directs the ADSs issuable and deliverable upon exchange, together with any Notes representing any unexchanged principal amount hereof, be issued and/or delivered, as the case may be, to the registered Holder hereof unless a different name is indicated below.

Subject to certain exceptions set forth in the Indenture, if this notice is being delivered after the Close of Business on a Regular Record Date and prior to the Open of Business on the Interest Payment Date corresponding to such Regular Record Date, this notice must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of this Note to be exchanged. If any ADSs are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect to such issuance and transfer as set forth in the Indenture.

Principal amount to be exchanged (if less than all):

$

Dated:

Signature(s) (Sign exactly as your name appears on the other side of this Note)

Signature Guarantee

(Signature(s) must be guaranteed by an institution which is a member of one of the following recognized signature Guarantee Programs: (i) The Notes Transfer Agent Medallion Program (STAMP); (ii) The New York Stock Exchange Medallion Program (MNSP); (iii) The Stock Exchange Medallion Program (SEMP) or (iv) another guarantee program acceptable to the Trustee.)

Fill in if a check is to be issued, or ADSs or Notes are to be registered, otherwise than to or in the name of the registered Holder.

(Name)

(Address)

Please print name and address

(including zip code)

(Social Security or other Taxpayer

Identifying Number)

Dated:

Signature(s)

(Sign exactly as such Person’s name appears above)

Signature Guarantee

(Signature(s) must be guaranteed by an institution which is a member of one of the following recognized signature Guarantee Programs: (i) The Notes Transfer Agent Medallion Program (STAMP); (ii) The New York Stock Exchange Medallion Program (MNSP); (iii) The Stock Exchange Medallion Program (SEMP) or (iv) another guarantee program acceptable to the Trustee.)

ATTACHMENT 2

[FORM OF FUNDAMENTAL CHANGE PURCHASE NOTICE]

To: Trinity Biotech Investment Limited

[ ● ]

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Trinity Biotech Investment Limited (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Purchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with the applicable provisions of the Indenture referred to in this Note (i) the entire principal amount of this Note, or the portion thereof (that is such that the portion not to be purchased has a principal amount equal to $200,000 or an integral multiple of $1,000 in excess thereof) below designated, and (ii) if such Fundamental Change Purchase Date does not occur during the period after a Regular Record Date and on or prior to the Interest Payment Date corresponding to such Regular Record Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Purchase Date.

Principal amount to be purchased (if less than all):

$

Certificate number (if Notes are in certificated form)

Dated:

Signature(s) (Sign exactly as your name appears on the other side of this Note) Social Security or Other Taxpayer Identification Number

ATTACHMENT 3

[FORM OF PUT RIGHT REPURCHASE NOTICE]

To: Trinity Biotech Investment Limited

[ ● ]

The undersigned registered owner of this Note hereby [acknowledges receipt of a notice from Trinity Biotech Investment Limited (the “Company”) regarding the right of holders to elect to require the Company to repurchase the Notes and] requests and instructs the Company to repay the entire principal amount of this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture at the price of 100% of such entire principal amount or portion thereof, together with accrued and unpaid interest to, but excluding, the Put Right Repurchase Date to the registered holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be repurchased by the Company as of the Put Right Repurchase Date pursuant to the terms and conditions specified in the Indenture.

Principal amount to be purchased (if less than all):

$

Certificate number (if Notes are in certificated form)

Dated:

Signature(s) (Sign exactly as your name appears on the other side of this Note)

Social Security or Other Taxpayer Identification Number

ATTACHMENT 4

[FORM OF ASSIGNMENT AND TRANSFER]

For value received,

hereby sell(s), assign(s) and transfer(s) unto

(Please insert social security or Taxpayer Identification Number of assignee)

the within Note, and hereby irrevocably constitutes and appoints to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Note occurring prior to the Resale Restriction Termination Date, as defined in the Indenture governing such Note, the undersigned confirms that such Note is being transferred:

☐ To Trinity Biotech Investment Limited, Trinity Biotech plc or a subsidiary thereof; or

☐ Pursuant to a registration statement which has become effective under the Securities Act of 1933, as amended; or

☐ To a qualified institutional buyer in compliance with Rule 144A under the Securities Act of 1933, as amended; or

☐ Pursuant to an exemption from registration provided by Rule 144 under the Securities Act of 1933, as amended, or any other available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, as amended.

TO BE COMPLETED BY PURCHASER IF THE THIRD BOX ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:	Signed:

Unless one of the above boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof, provided that if the fourth box is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, in its sole discretion, such legal opinions, certifications and other information as the Company or the Trustee may reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

If none of the foregoing boxes is checked, the Trustee or Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.11 of the Indenture shall have been satisfied.

Dated:

Signature(s)

(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee

(Signature(s) must be guaranteed by an institution which is a member of one of the following recognized signature Guarantee Programs: (i) The Notes Transfer Agent Medallion Program (STAMP); (ii) The New York Stock Exchange Medallion Program (MNSP); (iii) The Stock Exchange Medallion Program (SEMP) or (iv) another guarantee program acceptable to the Trustee)

ATTACHMENT 5

[Insert for Global Note]

SCHEDULE OF INCREASES AND DECREASES IN THE GLOBAL NOTE

Initial Principal Amount of Global Note: $115,000,000

Date	Amount of Increase in Principal Amount of Global Note	Amount of Decrease in Principal Amount of Global Note	Principal Amount of Global Note After Increase or Decrease	Notation by Registrar, Note Custodian or authorized signatory of Trustee

EXHIBIT B

[FORM OF FREE TRANSFERABILITY CERTIFICATE]

Officer’s Certificate

[NAME OF OFFICER], the [TITLE] of Trinity Biotech Investment Limited, an exempted limited liability company incorporated under the laws of the Cayman Islands (the “Company”), does hereby certify, in connection with the sale of $115,000,000 aggregate principal amount of the Company’s 4.00% Exchangeable Senior Notes due 2045 (the “Notes”) pursuant to the terms of the Indenture, dated as of April 9, 2015 (as may be amended or supplemented from time to time, the “Indenture”), by and among the Company, Trinity Biotech plc (the “Guarantor”) and Wilmington Trust, National Association (the “Trustee”), that:

1. The undersigned is permitted to sign this “Officer’s Certificate” on behalf of the Company, as the term “Officer’s Certificate” is defined in the Indenture.

2. The undersigned has read the Indenture and the definitions therein relating thereto.

3. In the opinion of the undersigned, the undersigned has made such examination as is necessary to enable the undersigned to express an informed opinion as to whether or not all conditions precedent to the delivery of this certificate provided for in the Indenture have been complied with.

4. To the best knowledge of the undersigned, all conditions precedent described herein as provided for in the Indenture have been complied with.

In accordance with Section 2.08 of the Indenture, the Company hereby instructs the Trustee as follows:

1. To take those actions necessary so that the Restricted Notes Legend and set forth on the Restricted Global Notes shall be deemed removed from such Global Notes in accordance with the terms and conditions of the Notes and as provided in the Indenture, without further action on the part of the Holders.

2. To take those actions necessary so that the restricted CUSIP number for the Restricted Global Notes shall be removed from such Global Notes and replaced with an unrestricted CUSIP number, which unrestricted CUSIP number shall be [            ], in accordance with the terms and conditions of the Restricted Global Notes and as provided in the Indenture, without further action on the part of the Holders.

[Signature page follows.]

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IN WITNESS WHEREOF, we have signed this certificate as of [                        ].

TRINITY BIOTECH INVESTMENT LIMITED

By:
Name:
Title:

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EXHIBIT C

[FORM OF RESTRICTED ADS LEGEND]

NEITHER THE AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY NOR THE ORDINARY SHARES REPRESENTED THEREBY HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, PRIOR TO THE RESALE RESTRICTION TERMINATION DATE (AS DEFINED BELOW), THOSE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF TRINITY BIOTECH PLC AND TRINITY BIOTECH INVESTMENT LIMITED THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THE AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY OR SHARES REPRESENTED THEREBY OR ANY BENEFICIAL INTEREST THEREIN PRIOR TO THE RESALE RESTRICTION TERMINATION DATE (AS DEFINED BELOW), EXCEPT:

(A) TO TRINITY BIOTECH PLC OR ANY SUBSIDIARY THEREOF (INCLUDING TRINITY BIOTECH INVESTMENT LIMITED);

(B) PURSUANT TO, AND IN ACCORDANCE WITH, A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT AT THE TIME OF SUCH TRANSFER;

(C) TO A PERSON THAT YOU REASONABLY BELIEVE TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR

(D) UNDER ANY OTHER AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (INCLUDING, IF AVAILABLE, THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT).

THE “RESALE RESTRICTION TERMINATION DATE” MEANS THE LATEST OF: (1) THE DATE THAT IS ONE YEAR AFTER THE LAST DATE OF ORIGINAL ISSUANCE OF THE COMPANY’S 4.00% EXCHANGEABLE SENIOR NOTES DUE 2045 (THE “NOTES”) (INCLUDING THE LAST DATE OF ISSUANCE OF ADDITIONAL NOTES PURSUANT TO THE EXERCISE OF THE INITIAL PURCHASERS’ OPTION TO PURCHASE ADDITIONAL NOTES) OR SUCH SHORTER PERIOD OF TIME PERMITTED BY RULE 144 OR ANY SUCCESSOR

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PROVISION THERETO; (2) THE DATE ON WHICH THE COMPANY HAS INSTRUCTED THE TRUSTEE FOR THE NOTES THAT THE SUBSTANTIALLY SIMILAR RESTRICTIONS APPLICABLE TO THE NOTES WILL NO LONGER APPLY IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE INDENTURE GOVERNING THE NOTES AND (3) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW.

WITH RESPECT TO ANY TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), PRIOR TO THE RESALE RESTRICTION TERMINATION DATE, TRINITY BIOTECH PLC AND THE DEPOSITARY RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS THEY MAY REASONABLY REQUIRE AND MAY RELY UPON TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF TRINITY BIOTECH PLC OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF TRINITY BIOTECH PLC DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THE AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY OR A BENEFICIAL INTEREST THEREIN.

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